11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

08047088

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April 2008

Commission File Number: **1-14696**

China Mobile Limited

(Translation of registrant's name into English)

60/F, The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F _X_ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2007 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 8, 2008

By: ______________________

Name: Wang Jianzhou
Title: Chairman and Chief Executive Officer

中国移动通信
CHINA MOBILE

北京2008年奥运会合作伙伴
Partner of the Beijing 2008 Olympic Games



ANNUAL REPORT 2007

China Mobile Limited

Stock Code : 941

正德厚生 臻于至善
Responsibility makes perfection





Contents

Financial Highlights

	2007	2006	Growth
Operating revenue (RMB million)	**356,959**	295,358	20.9%
EBITDA (RMB million)	**194,003**	159,574	21.6%
EBITDA margin	**54.3%**	54.0%	
Profit attributable to shareholders (RMB million)	**87,062**	66,026	31.9%
Profit attributable to shareholders margin	**24.4%**	22.4%	
Basic EPS (RMB)	**4.35**	3.32	31.0%
Dividend per share – Interim (HK$)			
– Ordinary	**0.837**	0.62	
– Special	**0.085**	0.09	
– Final (HK$)			
– Ordinary	**1.160**	0.763	
– Special	**0.016**	0.069	
– Full year (HK$)	**2.098**	1.542	

Operating Revenue
(RMB million)


356,959
295,358
20.9%
2006
2007

EBITDA
(RMB million)


54.3%
54.0%
194,003
159,574
21.6%
2006
2007

◆ *EBITDA margin*

Profit Attributable To Shareholders
(RMB million)


24.4%
22.4%
87,062
66,026
31.9%
2006
2007

◆ *Profit attributable to shareholders margin*

Basic EPS
(RMB)


4.35
3.32
31.0%
2006
2007

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in China, the Group boasts the world's largest mobile network and the world's largest mobile subscriber base. In 2007, the Company was once again selected as one of the "FT Global 500" by Financial Times, and "The World's 2000 Biggest Public Companies" by Forbes magazine. Currently, the Company's corporate credit rating is A/Positive Outlook by Standard and Poor's and A1/Outlook Stable by Moody's (respectively equivalent to China's sovereign credit rating).

The Company owns 100 per cent. interest in the following operating subsidiaries:
China Mobile Group Guangdong Company Limited ("Guangdong Mobile"), China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile"), China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile"), China Mobile Group Fujian Company Limited ("Fujian Mobile"), China Mobile Group Henan Company Limited ("Henan Mobile"), China Mobile Group Hainan Company Limited ("Hainan Mobile"), China Mobile Group Beijing Company Limited ("Beijing Mobile"), China Mobile Group Shanghai Company Limited ("Shanghai Mobile"), China Mobile Group Tianjin Company Limited ("Tianjin Mobile"), China Mobile Group Hebei Company Limited ("Hebei Mobile"), China Mobile Group Liaoning Company Limited ("Liaoning Mobile"), China Mobile Group Shandong Company Limited ("Shandong Mobile"), China Mobile Group Guangxi Company Limited ("Guangxi Mobile"), China Mobile Group Anhui Company Limited ("Anhui Mobile"), China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile"), China Mobile Group Chongqing Company Limited ("Chongqing Mobile"), China Mobile Group Sichuan Company Limited ("Sichuan Mobile"), China Mobile Group Hubei Company Limited ("Hubei Mobile"), China Mobile Group Hunan Company Limited ("Hunan Mobile"), China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile"), China Mobile Group Shanxi Company Limited ("Shanxi Mobile"), China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile"), China Mobile Group Jilin Company Limited ("Jilin Mobile"), China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile"), China Mobile Group Guizhou Company Limited ("Guizhou Mobile"),

China Mobile Group Yunnan Company Limited ("Yunnan Mobile"), China Mobile Group Xizang Company Limited ("Xizang Mobile"), China Mobile Group Gansu Company Limited ("Gansu Mobile"), China Mobile Group Qinghai Company Limited ("Qinghai Mobile"), China Mobile Group Ningxia Company Limited ("Ningxia Mobile"), China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile") and China Mobile Peoples Telephone Company Limited ("Peoples"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong SAR through these thirty-two subsidiaries.

As of 31 December 2007, the Group had a total staff of 127,959 and a subscriber base of over 369.3 million, and enjoyed a market share of approximately 69.3 per cent. in Mainland China. The Group's GSM global roaming services covered 231 countries and regions and its GPRS roaming services covered 161 countries and regions.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2007, indirectly held an equity interest of approximately 74.33 per cent. of the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 25.67 per cent. of the Company was held by public investors.



Corporate Information

Board of Directors

Executive Directors

Mr. WANG Jianzhou
(Executive Director, Chairman & Chief Executive Officer)
Mr. LI Yue
(Executive Director & Vice President)
Mr. LU Xiangdong
(Executive Director & Vice President)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)
Madam XIN Fanfei
(Executive Director & Vice President)
Mr. XU Long
(Executive Director of the Company & President of Guangdong Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Non-Executive Director

Mr. Paul Michael DONOVAN

Principal Board Committees

Audit Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui *(Chairman)*
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Company Secretary

Ms. WONG Wai Lan, Grace *(ACS, ACIS)*

Qualified Accountant

Ms. NG Phek Yen *(CPA, ACCA)*

Auditors

KPMG

Legal Advisers

Linklaters
Sullivan & Cromwell LLP

Registered Office

60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations:

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number: 16941M109

Share Registrar

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary

The Bank of New York
101 Barclay Street, 22/F
New York NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)

Publications

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2008. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:
The Bank of New York
101 Barclay Street, 22/F
New York NY 10286
USA

Milestones

1997

3 September
China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 October
China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, respectively.

1998

4 June
China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 November
China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 November
China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 June
China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October
China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November
China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November
China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001

18 June
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.




中國移動有限公司

2002

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 October

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China

2003

22 January

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limiteds wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

2004

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, China Mobile Communication Company Limited and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China.

5 November

Mr. Wang Xiaochu resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. After the review and approval by the Board and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and is in charge of the overall management of the Company.

2005

10 November

China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

2006

28 March

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited and later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited.

29 May

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 June

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 October

The 10th anniversary of China Mobile Limited's Listing on The Stock Exchange of Hong Kong and New York Stock Exchange.

Biographies of Directors and Senior Management



MR. WANG JIANZHOU (Fourth Left)
Executive Director, Chairman and Chief Executive Officer

MR. LI YUE (Fourth Right)
Executive Director and Vice President

MR. LU XIANGDONG (Third Left)
Executive Director and Vice President

MR. XUE TAOHAI (Third Right)
Executive Director, Vice President and Chief Financial Officer

MADAM HUANG WENLIN (Second Left)
Executive Director and Vice President

MR. SHA YUEJIA (Second Right)
Executive Director and Vice President

MR. LIU AILI (First Left)
Executive Director and Vice President

MADAM XIN FANFEI (First Right)
Executive Director and Vice President

Executive Directors

1. Mr. WANG Jianzhou

Age 59, Executive Director, Chairman and Chief Executive Officer of the Company, joined the Board of Directors of the Company in November 2004. Mr. Wang is in charge of the overall management of the Company. He is also the President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), and Chairman of China Mobile Communication Co., Ltd.. He formerly served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from Department of Management Engineering of Zhejiang University with a Master's Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and 30 years of experience in the telecommunications industry.



Mr. WANG Jianzhou

2. Mr. LI Yue

Age 49, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2003. Mr. Li assists the Chief Executive Officer in relation to the matters of network, planning and development strategy of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr Li is also a director of China Mobile Communication Co., Ltd.. He previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company Mr. Li graduated from Tianjin University with a Master's Degree in business administration, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 32 years of experience in the telecommunications industry.



Mr. LI Yue

3. Mr. LU Xiangdong

Age 48, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to marketing, data, corporate customer matters and Beijing Olympics related matters of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Lu is also a director of China Mobile Communication Co., Ltd., Chairman of Aspire Holdings Limited and a director of Phoenix Satellite Television Holdings Ltd.. He previously served as the Director General of the Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree in wireless telecommunication, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 26 years of experience in the telecommunications industry.



Mr. LU Xiangdong

4. Mr. XUE Taohai

Age 52, Executive Director, Vice President and Chief Financial Officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue assists the Chief Executive Officer in relation to the management of corporate finance and human resources remuneration of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and a director of China Mobile Communication Co., Ltd.. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with over 28 years of experience in the telecommunications industry and financial management.



Mr. XUE Taohai

5. Madam HUANG Wenlin

Age 53, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang assists the Chief Executive Officer in relation to the corporate affairs of the Company. She is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), and a director of China Mobile Communication Co., Ltd.. Madam Huang previously served as Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University Madam Huang is a senior economist with 32 years of operational and managerial experience in the telecommunications industry.



Madam HUANG Wenlin



Mr. SHA Yuejia

6. **Mr. SHA Yuejia**

Age 50, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha assists the Chief Executive Officer in relation to business support, technology and R&D of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and a director of China Mobile Communication Co., Ltd.. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 25 years of experience in the telecommunications industry.



Mr. LIU Aili

7. **Mr. LIU Aili**

Age 44, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu assists the Chief Executive Officer in relation to business expansion and management information systems of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), a director of China Mobile Communication Co., Ltd. and Chairman of CMPak Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of China Mobile Communications Corporation, Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 25 years of experience in the telecommunications industry.



Madam XIN Fanfei

8. **Madam XIN Fanfei**

Age 51, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in January 2006. Madam Xin assists the Chief Executive Officer in relation to the general administration and investor and media relations of the Company. She is also Chairwoman of Peoples. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Assistant to the Director General and Director of the Department of Planning and Construction of Tianjin Mobile Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Vice President of Tianjin Mobile, President of Heilongjiang Mobile Communications Company, and Chairwoman and President of Heilongjiang Mobile. Madam Xin graduated from Xidian University and received an EMBA degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.



Mr. XU Long

9. **Mr. XU Long**

Age 51, Executive Director of the Company, joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Guangdong Mobile, responsible for the Company's mobile telecommunications operations in Guangdong. He previously served as the Deputy Director of the Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 30 years of experience in the telecommunications industry.

Non-Executive Director

10. Mr. Paul Michael DONOVAN

Age 49, Non-Executive Director of the Company, joined the Board of Directors of the Company in June 2006. Mr. Donovan is currently Vodafone's Chief Executive Officer for EMAPA. He is also a member of the Executive Committee of Vodafone, a director of Vodafone's operating companies located in Turkey, Hungary, Australia, New Zealand, Egypt, Czech Republic and Romania and also a director of certain other subsidiaries of Vodafone. Prior to his appointment as the Chief Executive Officer of EMAPA division, Mr. Donovan was Chief Executive Officer of the Other Vodafone Subsidiaries ("OVS"), which included 14 of Vodafone's operating subsidiaries. Mr. Donovan joined Vodafone UK in 1999 as Managing Director – Commercial, and in 2001 was appointed the Chief Executive Officer of Vodafone Ireland. In 2004 he assumed the additional role of Global Director of Business Integration, leading One Vodafone, Vodafone's business transformation programme. Mr. Donovan began his career in FMCG sales and marketing at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989. He holds a BA in Scandinavian Studies from University College London and a Masters Degree in Business Administration from Bradford University Management Centre, and has over 16 years experience in the telecommunications and IT industries, gained at Apple Computer, BT and Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecoms provider Optus Communications. His directorships held in other listed public companies in the last three years include Vodafone Egypt Telecommunications S.A.E. and Bharti Airtel Limited.



Mr. Paul Michael DONOVAN

Independent Non-Executive Directors

11. Dr. LO Ka Shui

Age 61, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the nonexecutive chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, City e-Solutions Limited, Melco International Development Limited and Winsor Properties Holdings Limited. He was a non-executive Director of The HSBC China Fund Limited, Tom Online Inc. and Hong Kong Exchanges and Clearing Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Airport Authority. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate Degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 28 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Dr. LO Ka Shui

12. Mr. Frank WONG Kwong Shing

Age 60, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. Mr. Wong is currently Vice Chairman of DBS Bank, Chief Operating Officer and a member of the DBS Bank and DBS Group Holdings boards, and Chairman of DBS Bank (Hong Kong). Mr. Wong is also a director of the National Healthcare Group Pte Ltd and Mapletree Investments Pte Ltd, and is a member of the University Court of The University of Hong Kong. He previously held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999. Mr. Wong has also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.



Mr. Frank WONG Kwong Shing

13. Dr. Moses CHENG Mo Chi

Age 58, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include ARA Asset Management Limited, Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, China COSCO Holdings Company Limited, China Resources Enterprise, Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited, Tian An China Investments Company Limited and Hong Kong Exchanges and Clearing Limited.



Dr. Moses CHENG Mo Chi

正德厚生
臻于至善



Dear Shareholders,

In 2007, the steady growth of China's economy and the boom in demand for telecommunications services continued to create a prosperous environment for the Group. Leveraging our premium network, strong brand recognition, economies of scale and a refined and effective approach to management, we have made positive business progress, delivering remarkable financial results and favorable profitability.

Financial Results

In 2007, the Group's operating revenue continued to grow, reaching RMB356,959 million, representing an increase of 20.9 per cent. over the previous year. Profitability was significantly enhanced, and profit attributable to shareholders reached RMB87,062 million — an increase of 31.9 per cent. over the previous year. Margin of profit attributable to shareholders reached 24.4 per cent., which is high compared to industry standards. EBITDA reached RMB194,003 million, representing an increase of 21.6 per cent. over the previous year while basic earnings per share reached RMB4.35, an increase of 31.0 per cent. over the previous year.

I am delighted to say that the Company's financial strength as shown by its strong cash flow and sound capital structure provides a solid foundation for sustainable future development.

Business Developments

During 2007, the Group enjoyed continued growth in a number of areas, including new customers, new business and new voice usage. These have, in turn, provided momentum for our financial performance.

Our subscriber base continued to expand and value-added data services were popular among customers, further optimizing our revenue structure. In addition, we successfully promoted informatization and industry specific application solutions to corporate customers.

We have steadily proceeded with tariff adjustments to meet regulatory requirements and market demand. This has enabled the Group to fulfill customer requirements while stimulating voice usage volume. The last year has seen steady growth not only in voice usage volume but also overall revenue.

As at 31 December 2007, the total number of subscribers had reached 369.339 million, with a net increase of 68.107 million subscribers — the average monthly net addition exceeded 5.67 million. Total voice usage volume reached 1,818.89 billion minutes and average minutes of usage per user per month (MOU) was 455 minutes. Average revenue per user per month (ARPU) was maintained at RMB89.

Taking advantages of our strong brand name, premium network, extensive sales and services channel, as well as improved utilization of resources through integrated sales, the Group further developed the rural market in 2007. Leveraging our nation-wide unified information platform, we provide updates on agricultural market information and labor market opportunities, these services have been welcomed by our rural customers. This not only helped to increase customer loyalty, but also promoted informatization in rural areas. The rural market has become an important source of new customers and an engine for revenue growth.

During the last year our value-added business enjoyed strong growth, revenue of which accounted for 25.7 per cent. of the Group's total operating revenue. "Color Ring", WAP and MMS businesses continued positive growth and other value-added business also grew rapidly. The mobile music business gained great popularity, with the "Wireless Music Club" senior members reaching 35.46 million at the end of 2007. Our Mobile Paper news and information service had 23.55 million paying subscribers and the "Fetion" instant messaging service captured more than 12.81 million active subscribers at the end of 2007. We intend to continue providing innovative value-added services based on carefully defined strategic plan and build a good product development structure and momentum for future growth.

At the same time, we actively developed the corporate customer market, promoting informatization and industry specific application solutions to corporate customers. In 2007, we enhanced our corporate customer operation system, improved our integrated operation capability, expanded our corporate customer base and further enhanced our corporate customer relation. We also extended our product and service area: besides further promoting the Agricultural Information Service, Campus Information Service and Police Information Service, we introduced new applications such as Financial Information Express and Trade & Business Express. As at the end of 2007, our corporate customers had reached 2.12 million and provided a solid foundation for our future business growth.

Network

We are the world's No. 1 mobile telecommunications operator in terms of network capacity and subscriber base. In 2007, we responded to the challenge of growing peak-time voice traffic volume by carrying out network capacity expansion and network optimization program using new technology and innovative management. These efforts have proven to be very effective. We have been able to manage and accommodate high voice traffic volume and high network utilization and have kept our wireless connection rate at 99.2 per cent., a world class network quality.

Our international roaming services continued to expand during the last year. As of the end of 2007, we offered GSM roaming services through 350 operators in 231 countries and regions and GPRS roaming services in 161 countries and regions around the world.

The Group has advanced and efficient support systems, including network management system, management information system, business support system, customer relation management system and business analysis system. 2007 has seen positive progress in improvement and application of these systems. Constantly enhanced and upgraded IT systems provide us with the strong support to secure our leading position.

Preparing for the Olympics

We are the sole mobile telecommunications services partner for the Beijing 2008 Olympic Games. During 2007 we defined our Olympic strategy, established a number of working groups for Olympic product designs and project implementation. Network projects at the different Olympic venues progressed swiftly and smoothly, as did the promotion of a number of Olympics-themed activities.

In August, for example, the Beijing Olympic One-year Countdown theme song "We Are Ready" was heard for the first time from China Mobile wireless music platform. Our Olympic service and product family enjoyed excellent market reception, which in turn enhanced China Mobile's profile and reputation among Olympic partners.

We are committed to providing "the most advanced technology, the most abundant business and the most considerate service." And, while we are proud to be part of the Olympic event, we will also maximize the opportunity to enhance our corporate image and brand value.

Management of the Company

I am convinced that refined and effective management can lead to strong operational performance. In 2007, we went further with the improvement of management and the implementation of the "One China Mobile" project. Through the standardized and centralized management system, we strengthened the management of our subsidiaries, improved our management efficiency and execution ability.

Corporate governance is also an important aspect of the Company's management approach. In 2007, we have established and improved internal control and risk management systems. These systematic and standardized process have helped audit, monitor and evaluate the Company's accounting information, internal controls and operations. It also allowed us to evaluate internal controls and monitor their execution. The results are clear and the Company's achievements have been widely recognized.

In July 2007, credit agencies Moody's and Standard & Poor's upgraded our ratings to A1/Outlook Stable and A/Positive Outlook. The Company was ranked 16th in the "FT Global 500" by the *Financial Times* which a year earlier had ranked us 38th. We were also ranked 89th in the "The World's 2000 Biggest Public Companies" list by *Forbes* magazine, as well as placed 10th in the *BusinessWeek* global "Info Tech 100" companies listing, the sixth year in a row we have been included.

Corporate Social Responsibility

Corporate social responsibility (CSR) is one of our core values. In 2007, as well as establishing a systematic corporate responsibility management structure, we also formulated a work plan for 2008-to-2010. The plan will help us continue the effective and consistent implementation of our corporate social responsibility management initiatives.

The theme of our CSR program for 2007 was Growing Together Harmoniously. In simple terms this means balancing the goal of corporate growth against the desire to help communities develop while also preserving the natural environment. With this objective in mind, we have made great strides in promoting informatization in rural areas, care for the underprivileged, actively participate in disaster relief efforts, encourage education, conserve energy and reduce emission, as well as helping communities to grow. We have actively undertaken Rural Program, Life Program, Culture Program and Green Program, in pursuit of harmonious growth with industry, society and the environment. Details of our corporate social responsibility initiatives are contained in the Company's Corporate Responsibility Report.

Our commitment was tested when Southern China experienced severe snow storms in the beginning of 2008, cellular base stations in a number of provinces suffered power failures and equipment was damaged. The Group moved rapidly to provide comprehensive relief effort to the affected provinces, deploying emergency communications vehicles, diesel-powered generators and network maintenance staff. Through all these efforts, we restored mobile communications in the disaster areas. In addition, we provided disaster information services, mobile service "top-up" cards and other emergency relief material to help the less fortunate. To date we have raised more than RMB44.55 million to support recovery programs in the disaster area.

Dividends

We determine and commit to hold in the highest regard the interests of our shareholders and the returns achieved for them, especially the minority shareholders. In consideration of the Company's remarkable operating results in year 2007 and having taken into account the Company's long-term future development, the Board recommends payment of an ordinary final dividend of HK$1.160 per share for the financial year ended 31 December 2007 in accordance with the dividend payout planned for the full year of 2007. This, together with the ordinary interim dividend of HK$0.837 per share that were paid in 2007, amounts to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007, representing an increase of 44.4 per cent. over the annual dividend of HK$1.383 per share for the full year of 2006. Dividend payout ratio for the year 2007 was 43 per cent.. In addition, whilst the profit and dividend per share for the year 2007 continued to maintain favorable growth, the Board, having taken into account the interest of the Company's shareholders, recommends payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of depreciation policy in 2007. This, together with the special interim dividend of HK$0.085 per share that were paid in 2007, amounts to a special dividend payment of HK$0.101 per share for the full financial year of 2007.

Having taken into account various relevant factors such as the overall financial condition, cash flow generating capabilities and future development, the Company plans the dividend payout ratio for the full year of 2008 to be 43 per cent..

The Board is of the view that the Company's outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing shareholders with a favorable return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

Looking to the Future

The combination of continued rapid growth in China's economy, rising consumer purchasing power, the development of the rural economy and the acceleration of informatization throughout the country is driving a tremendous demand for communications and information services. This, in turn, is creating a huge market and new opportunities for us. However, along with rapid technological developments, innovations of new business models come the convergence and crossover of business fields. At the same time, as the Chinese government proceeds with the reform of the telecommunications industry, the industry landscape and competitive environment may experience certain change, creating both new challenges and opportunities.

To meet new challenges and opportunities, we will adhere to the Scientific Development Concept and pursue a sound, balanced and sustainable development. We will consolidate the Group's overall competitiveness, adapt rapidly to changes in the operational environment. By leveraging our strong foundation and competitive edge, we will maintain positive business development and financial performance.

We will focus on innovations and new business model development. The Group is readying itself for the introduction of next generation mobile telecommunications network and technology, including closely monitoring the Long Term Evolution (LTE) network technology to ensure maximum momentum for future development.

Fundamentally, our focus remains unchanged — to maintain a solid, long-term business foundation with the goal of creating best possible returns for our investors.



Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 19 March 2008

Open Dialogue with Senior Management


A MOBILE LIMITED

The Company announced its 2007 annual results on 19 March 2008. In addition to the publication of a press release and the posting of the annual results on its website, on the same day the Company also conducted an investment analyst conference, a press conference, an investor telephone conference and had discussions with various investors to explain the results to investors and the general public in Hong Kong and overseas, and to address their questions.

The following is a summary of certain key questions raised by some of the leading investment analysts, and the replies given by the Company's senior management:

1. In 2007, the Group achieved a revenue growth of 20.9%, what were the major driving forces?

During 2007, the Group enjoyed continuous strong growth in the areas of new customers, new business and new voice usage, which provided driving forces for our performance. Our subscriber base continued to expand, reaching 369.339 million. The total net additional subscribers was 68.107 million and the average monthly net additional subscribers exceeded 5.67 million, nearly half of the subscriber growth was contributed by the rural market. Benefiting from the successful sales and marketing strategies as well as favorable price elasticity, voice business continues to grow. Total voice usage volume reached 1,818.89 billion minutes and average minutes of usage per user per month (MOU) was 455 minutes. The value-added business has developed vigorously, its contribution to operating revenue has continuously increased to 25.7 per cent.. The development of corporate customers further boosts the Group's revenue.

2. Can the Company provide a breakdown of CAPEX in 2007 and a breakdown of CAPEX plan in 2008, respectively?

Capital expenditure in 2007 was approximately RMB105.1 billion, effectively satisfying the rapid growth in subscribers, voice usage volume and value-added business, thereby securing steady increase in revenue and profits. In order to satisfy the vibrant market demand, promote the continuous development of value-added business, maintain the leading position and competitive advantages of the network and meet the new tide of technological evolution, capital expenditure budget newly set for 2008 is RMB127.2 billion.

CAPEX for 2007 was mainly used for the construction of GSM networks (60 per cent.), development of new technologies and new businesses (7 per cent.), construction of transmission facilities (16 per cent.), support systems (7 per cent.) and structural facilities.

CAPEX plan for 2008 will mainly be used for the construction of GSM networks (55 per cent.),

development of new technologies and new businesses (9 per cent.), construction of transmission facilities (16 per cent.), support systems (8 per cent.), and structural facilities.

3. How much did the Company pay in terms of dividend per share for 2007? What is the dividend policy in the future?

The ordinary final dividend for 2007 is HK$1.160 per share. This, together with the ordinary interim dividend of HK$0.837 per share that were paid in 2007, amounts to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007. Dividend payout ratio for the year 2007 was 43 per cent..

In addition, the Board, having taken into account the interest of the Company's shareholders, recommends payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of depreciation policy in 2007. This, together with the special interim dividend of HK$0.085 per share that were paid in 2007, amounts to a special dividend payment of HK$0.101 per share for the full financial year of 2007.

Having taken into account various relevant factors such as the overall financial condition, cash flow generating capabilities and future development, the Company plans the dividend payout ratio for the full year of 2008 to be 43 per cent..

The Board is of the view that the Company's outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing shareholders with a favorable return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

4. Can the Group elaborate more on the significant result achieved in the rural market expansion?

In 2007, the Group continued to strictly adhere to its rural-specific marketing strategies to drive market growth, thereby realizing economies of scale. The Group's application of low-cost and effective marketing means that fit in with the special characteristics of rural areas, such as wall advertising and banners, promotion of the "Shenzhouxing Village-only Card", as well as utilization of low-price handsets and over-the-air recharging methods, had contributed to the rapid growth in rural subscribers. The network coverage in rural areas further improved, so did the widespread network of low-cost sales and marketing channels. After continuous development, an operating analysis system targeted at the rural market was enhanced. Meanwhile, the Group further promoted the provision of rural information services through its unified information service platform, providing a variety of information, which enhanced attractiveness to rural subscribers and their loyalty. The rural market has become the key source of the additional subscribers and a significant driving force for revenue growth.

Rural mobile penetration is relatively low, and it indicates enormous potential. Against the backdrop of favorable state policy, faster urbanization, larger migratory population, together with higher rural living standards, lower handset prices and the development of informatization in the rural market, the rapid growth momentum of rural market will sustain.

5. Can the Group elaborate on the strong development of its value-added business in 2007?

The Group has vigorously developed its value-added business and as a result, its contribution to revenue has further increased. In 2007, value-added business increased by 32.2 per cent. to RMB91.609 billion and its contribution to the operating revenue has further increased to 25.7 per cent..

Significant contribution was noted from a variety of value-added businesses. The SMS business continued to grow. In 2007, revenue from SMS reached RMB41.935 billion and SMS usage volume reached 502.74 billion messages with an average daily usage volume of 1.4 billion messages. Non-SMS data businesses grew rapidly, in which revenue from "Color Ring", WAP and MMS continued to increase, reaching RMB11.794 billion, RMB9.094 billion and RMB1.567 billion, respectively. In addition, the scale of key products such as Mobile Music, Mobile Paper and "Fetion" businesses reached a new level.

Throughout the year, "Color Ring" subscribers downloaded the ring-back tone by approximately 0.78 billion times. The number of senior members of Wireless Music Club reached 35.46 million. The number of paying subscribers of Mobile Paper reached 23.55 million and the number of active subscribers of "Fetion" reached 12.81 million.

The Group has strengthened research and development of new products, conducted customer demand study and formulated product design standard. Significant efforts were spent to increase our discourse right in the international standard setting process. The Group ceaselessly develops new mechanism for product promotion. Product pilot-tests are conducted at provincial subsidiaries and once proven successful, large-scale promotion will be launched to push the products nationwide. This mechanism helps speed up the product promotion while effectively reduces risk and cost. On top of the existing value-added businesses being offered, the Group has strengthened its reserves of new products and applications, such as Full Track Download, Mobile TV, Mobile Search, Mobile Mailbox and Mobile Map, as well as proactively explored new business areas, such as Mobile Advertising and Mobile Payment. The Group also actively fosters stronger partnership with all kinds of partners, with a view to achieving win-win situation in the value-chain. A stratified data product mix has been formed composing reserve products, growth products, key products and mature products.

6. Can the Group elaborate on the development of its corporate customers in 2007?

In 2007, the Group devoted its efforts in establishing and refining its corporate customer operation system, unifying with other cooperation partners within the value chain, as well as intensively promoting corporate informatization and industry-specific application solutions using mobile terminals as the media. Sales and marketing services to multinational and multi-provincial corporate customers have been steadily advanced. This is achieved by enhancing the efforts in researching the needs of the corporate customers and by strengthening the operational capability in system integration design.

The Group has further strengthened and broadened the scope of industry-specific applications, such as the Agricultural Information Service, Campus Information Service, Banking Information Service, Police Information Service and Municipal Information Service. At the same time, the Group has penetrated into new areas with new industry-specific applications, such as the Trade & Business Express, the Supply and Sales Information Service and the Financial Information Express. The Group also achieved large-scale expansion of the Machine-to-Machine business in sectors such as power, transportation, environmental and petroleum.

As at the end of 2007, the total number of corporate customers reached 2.12 million, and individual subscribers served under corporate accounts amounted to 29.2 per cent. of the total subscriber base.





Business Review

In 2007, the Group maintained the three driving forces of its business — new customers, new business and new voice usage. Subscriber base further expanded, voice usage volume continued to be effectively stimulated and the contribution of value-added business to revenue continued to increase. The Group further developed the rural market, placed emphasis on corporate customer development and advanced the Olympics related business and services as planned. Competitive advantages were secured. These have greatly enhanced the operational results and led to a rapid, sustainable, steady and harmonious business development.



As at the end of 2007, the Group's subscriber base reached 369.339 million, representing an annual growth rate of 22.6 per cent.. The total voice usage volume reached 1,818.89 billion minutes, representing an annual growth rate of 45.3 per cent.. The number of value-added business users reached 349.551 million, representing an annual growth rate of 29.3 per cent.. SMS usage volume reached 502.74 billion messages, representing an annual growth rate of 42.3 per cent.. Revenue from value-added business reached RMB91.609 billion, representing an annual growth rate of 32.2 per cent.. Revenue from value-added business accounted for 25.7 per cent. of the operating revenue, representing an increase of 2.2 percentage points from 2006.

Key Operating Data of the Group for 2006 through 2007

	2007	2006
Subscriber Base (million)	**369.3**	301.2
Net Additional Subscribers (million)	**68.1**	53.2
Total Voice Usage Volume (billion minutes)	**1,818.9**	1,252.1
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	**455**	381
Average Revenue per User per Month (ARPU) (RMB/user/month) *	**89**	90
SMS Usage Volume (billion messages)	**502.7**	353.4

* *All monetary figures shown in this Business Review section are expressed in Renminbi.*

Subscriber Growth

In 2007, the Group maintained rapid growth in its subscriber base. As at 31 December 2007, the Group's subscriber base reached 369.339 million. The total net additional subscribers was 68.107 million and the average monthly net additional subscribers exceeded 5.67 million, nearly half of the subscriber growth was contributed by the rural market. The continuous growth in the developed eastern region, the marked achievements in realizing the market potential in the central region, as well as the notable acceleration of the growth in the western region, all contributed to the continuous expansion of the total subscriber base. As such, as at the end of 2007, the Group maintained its leading market position, with a market share of approximately 69.3 per cent..

Despite the rapid subscriber growth, the mobile penetration rate in Mainland China was approximately 41.6 per cent., and was even lower in the rural areas, bearing an enormous potential of growth. Furthermore, China's economy continues to grow and modernized services industry develops rapidly. These together with the increased internal demands and the stimulated domestic consumptions, the broadening of the scope and the level of application of informatization, the urbanization and the new rural construction, as well as the hosting of the Olympics and the World Expo, provide favorable conditions and opportunities for the further development of the Group.

In 2007, rural market continued to be one of the focus of development and the Group continued to strictly adhere to its rural-specific marketing strategies to drive market growth, thereby realizing economies of scale. The Group's application of low-cost and effective marketing means that fit in with the special characteristics of rural areas, such as wall advertising and banners, promotion of the "Shenzhouxing Village-only Card", as well as utilization of low-price handsets and over-the-air recharging methods, had contributed to the rapid growth in rural subscribers. The network coverage in rural areas further improved, so did the widespread network of low-cost sales and marketing channels. After continuous development, an operating analysis system targeted at the rural market was enhanced. Meanwhile, the Group further promoted the provision of rural information services through its unified information service platform, providing a variety of information, which enhanced attractiveness to rural subscribers and their loyalty. The rural market has become the key source of the additional subscribers and a significant driving force for revenue growth.

In 2007, the Group devoted its efforts in establishing and refining its corporate customer operation system, unifying with other cooperation partners within the value chain, as well as intensively promoting corporate informatization and industry-specific application solutions using mobile terminals as the media. Sales and marketing services to multinational and multi-provincial corporate customers have been steadily advanced. This is achieved by enhancing the efforts in researching the needs of the corporate customers and by strengthening the operational capability in system integration design. The Group has further strengthened and broadened the scope of industry-specific applications, such as the Agricultural Information Service, Campus Information Service, Banking Information Service, Police Information Service and Municipal Information Service. At the same time, the Group has penetrated into new areas with new industry-specific applications, such as the Trade & Business Express, the Supply and Sales Information Service and the Financial Information Express. The Group also achieved large-scale expansion of the Machine-to-Machine business in sectors such as power, transportation, environmental and petroleum. As at the end of 2007, the total number of corporate customers reached 2.12 million, and individual subscribers served under corporate accounts amounted to 29.2 per cent. of the total subscriber base.


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神州行实惠，我看行！

Subscriber Base

(million)


301.2
22.6%
369.3
2006.12
2007.12

Total Voice Usage Volume

(billion minutes)


1,252.1
45.3%
1,818.9
2006
2007

MOU

(minutes)


381
19.4%
455
2006
2007

Business Development

In 2007, the Group adhered to its successful sales strategy and utilized a variety of marketing initiatives as well as price elasticity. This resulted in the effective stimulation of voice usage volume and in turn further growth in operating revenue. In 2007, the Group's total voice usage volume reached 1,818.89 billion minutes, representing an annual growth rate of 45.3 per cent.. The average minutes of usage per user per month (MOU) in 2007 was 455 minutes, representing an increase of 19.4 per cent. from that of 381 minutes in 2006. The average revenue per user per month (ARPU) was RMB89, which slightly declined over that of RMB90 in 2006.


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随时随地捕捉音乐

The Group has vigorously developed its value-added business and as a result, its contribution to operating revenue has further increased. In 2007, value-added business increased by 32.2 per cent. to RMB91.609 billion and its contribution to the operating revenue has further increased to 25.7 per cent.. Significant contribution was noted from a variety of value-added businesses. The SMS business continued to grow. In 2007, revenue from SMS reached RMB41.935 billion, the SMS penetration rate (the proportion of SMS subscribers to total subscriber base) reached 94.6 per cent. and SMS usage volume reached 502.74 billion messages with an average daily usage volume of 1.4 billion messages. Non-SMS data businesses grew rapidly, in which revenue from "Color Ring", WAP and MMS continued to increase, reaching RMB11.794 billion, RMB9.094 billion and RMB1.567 billion, respectively. In addition, the scale of key products such as Mobile Music, Mobile Paper and "Fetion" businesses reached a new level. Throughout the year "Color Ring" subscribers downloaded the ring-back tone by approximately 0.78 billion times. The number of senior members of Wireless Music Club reached 35.46 million. The number of paying subscribers of Mobile Paper reached 23.55 million and the number of active subscribers of "Fetion" reached 12.81 million. On top of the existing value-added businesses being offered, the Group strengthened its reserves of new products and applications, such as Full Track Download, Mobile TV, Mobile Search, Mobile Mailbox and Mobile Map, as well as proactively explored new business areas, such as Mobile Advertising and Mobile Payment.


Value-Added Business Users
(million)
270.4
29.3%
349.6
2006.12
2007.12


SMS Usage Volume
(billion messages)
353.4
42.3%
502.7
2006
2007

Competitive Advantages

The Group's competitive advantages in terms of its scale of operation, network, support system, brands, sales and marketing channels and provision of services have been further consolidated and its overall competitiveness has continued to strengthen in 2007. This created favorable conditions for the Group to maintain sustainable development in the future competitive environment.

The subscriber base and the scale of the Group's network are enormous, with approximately 307,000 base stations. The existence of economies of scale has enabled the Group to effectively control marginal cost and presented the Group with the capabilities to proceed with the exploration of the rural market. The influence and leading position of the Group in the value chain were enhanced and more resources can be put into the research on customers' information.

As a result of the Group's notable advantages over network and its leading network quality, the population coverage rate reached more than 97%, the wireless connection rate reached 99.2 per cent., the voice call drop rate was 0.72 per cent., and the SMS delivery rate reached 99.1 per cent..

Equipped with its advanced and flexible support network, the Group was able to establish differentiated support advantages in areas such as network management system, management information system, business operation support system, customer relationship management system and operational analysis system.

The Group's corporate brand value has gained international recognition. In 2007, the "China Mobile" brand ranked number 5 globally in the "BRANDZ™ Top 100 Most Powerful Brands" published by Millward Brown and *Financial Times*. Its clear customer brand structure enhanced the recognition and loyalty of its customers and is widely recognized by the market.

By establishing proprietary sales and marketing channels, the Group is able to exert better control and the Group's proprietary sales outlets reached 42,000. At the same time, the enhancement of the management of its community sales and marketing channels and the vigorous development of the application of electronic channels established a diversified sales and marketing services network, the coverage and management of which has demonstrated notable competitive edge.

The Group's level of services has been further improved. Customer complaint rate has reduced notably, indicating that customer satisfaction level has improved steadily and the overall customer satisfaction rate reached 80.8 per cent..

Capital Expenditure
(RMB billion)


105.1
127.2
119.0
109.0
2007
2008
2009
2010

Capital Expenditure for 2007
Capital Expenditure Budgets for 2008-2010

Capital Expenditure

The Group's capital expenditure in 2007 was approximately RMB105.1 billion, which was mainly used for the construction of the GSM networks, support system and transmission facilities as well as the development of new technologies and new businesses. Such expenditure has effectively satisfied the rapid growth in subscribers, voice usage volume, and value-added business, thereby securing steady increase in revenue and profits.

In order to satisfy the vibrant market demand, promote the continuous development of value-added business, maintain the leading position and competitive advantages of the network and meet the new tide of technological evolution, the Group's capital expenditure budgets for each of the three years from 2008 to 2010 are set at RMB127.2 billion, RMB119.0 billion and RMB109.0 billion, respectively. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems and transmission facilities, and for the development of new technologies and new businesses.

The Group will persistently and continuously dedicate its efforts in efficient utilization of capital expenditure to ensure favorable returns through rational investments.

Energy Conservation and Emission Reduction

Energy conservation and emission reduction is not only an important aspect of the corporate social responsibilities to be undertaken by the Group, it also assists in reducing its operating costs, thereby enhancing its profitability in the long-run. The development of these efforts will further enhance the Group's competitiveness and overall strength.

Electricity is the main source of energy for mobile operators. As such, conserving electricity is the focus of the Group's efforts in energy conservation and emission reduction. The Group prioritized the use of low-consumption, high-efficiency equipment and solutions and actively promoted the application of new technologies and new products. By encouraging the adoption of standardized facilities, the Group conserved energy in its business processes. The Group has entered into agreements with major telecommunications equipment manufacturers, and plans to enter into agreements with major IT equipment manufacturers for the supply of equipment in compliance with energy conservation standards. The Group also recommended international mobile operators to take concerted actions to use equipment that meets energy conservation standards.

In respect of environmental protection, the Group is committed to waste recycling and alternative energy consumption. In 2007, 2.6 million disposed mobile handsets and batteries were recycled through the "Green Boxes Environmental Protection Campaign". The Group actively promoted the reduction in the quantity of packaging materials used in order to avoid over-packaging and the use of environmentally-friendly, recyclable packaging materials. The Group also placed its efforts on the establishment of e-marketing services system and implemented e-applications in both internal and external managements, thereby promoting conservation as well as improving efficiency.





Olympic Services

The Beijing 2008 Olympic Games is soon approaching. The Group will commit itself fully to servicing the Olympics by providing "the most advanced technology, the most abundant business and the most considerate service" to the Olympics.

The Group has preliminarily completed its network coverage over the Olympic Games venues. To address the demand explosion in voice usage and data communications at key spectators' areas such as stadiums and sports fields and media villages during critical times such as opening and closing ceremonies, advanced networking solutions and technical support have been arranged. The Group has also overcome numerous difficulties and successfully built and connected the world's highest base station at 6,500 meters above sea level on Mount Everest, which would facilitate the Olympic Torch Relay and enhance the Group's corporate image.

The Group has seized the rare opportunity brought about by the Olympics to display its corporate brand and image in every aspect by developing its Olympic marketing and promotion efforts, designing and earnestly promoting its Olympic products. In Olympic cities, the Group stressed the promotion of its three special Olympic products, being Wireless Video Live Transmission, Immediate Photo Transmission and Wireless Info. The nationwide promotion of its other Olympic products such as Olympic Mobile Paper, Olympic Music and Olympic News Express are emphasized. The Group optimized its on-site services at Olympic Games venues and dedicated to securing the provision of premium quality mobile services for the Olympics. Working with the major operators across the five continents, the Group also reinforced its services to international roaming customers during the Olympics with a view to providing diversified services for their customers roaming to China, such as welcome greeting SMS, backup mobile handset and SIM card, mobile access to the official Olympic website and multi-lingual customer service hotline.

The Group will continue to promote and reinforce the use of Olympic rights and interests throughout the country, achieving maximum use and strive to turn such rights and interests into benefits and returns for the Group.

Future Business Strategies

Looking to the future, the Group will continue to develop new growth potential presented by new customers, value-added business and voice usage volume. It will continue to explore the rural market and actively promote the development of corporate customers by leveraging and consolidating its various competitive advantages, so as to maintain its leading market position in the mobile telecommunications market. The Group will continue its innovation in technologies, operations and business model so as to adapt itself to the convergence and constant changes in the industry and to maintain a sustainable development. The Group will also prepare itself for the new generation of mobile telecommunications network and technology and to closely monitor LTE technology so as to take its future business to a new phase.

Financial Review





China's stable yet rapid economic growth and sustained vigorous telecom demand continued to create a favorable operating environment for us. In 2007, we succeeded in achieving another ***record-breaking performance*** for growth in our subscribers, revenue and profits that were attributable from our high quality network, powerful brand, economies of scale and highly effective refined management. Our results continued to be impressive. With the further enhancement of financial strength and capability, we successfully solidified our leading position in China mobile communications market.

Operating revenue for the Group up 20.9 per cent. year-on-year to RMB356,959 million. Earnings continued to enhance. Profit attributable to shareholders increased 31.9 per cent. to RMB87,062 million. Margin of profit attributable to shareholders rose to a high level of 24.4 per cent.. EBITDA reached RMB194,003 million, up 21.6 per cent.. Basic EPS grew 31.0 per cent. to RMB4.35.

Key data of income statement

	2007 RMB million	2006 RMB million	Change %
Operating revenue (Turnover)	**356,959**	295,358	20.9
Usage fees and monthly fees	**247,344**	211,339	17.0
Value-added services fees	**91,609**	69,309	32.2
Other operating revenue	**18,006**	14,710	22.4
Operating expenses	**232,891**	203,433	14.5
Leased lines	**2,330**	2,451	(4.9)
Interconnection	**21,500**	18,783	14.5
Depreciation	**67,354**	64,574	4.3
Personnel	**18,277**	16,853	8.4
Other operating expenses	**123,430**	100,772	22.5
Profit from operations	**124,068**	91,925	35.0
Other net income	**2,323**	2,872	(19.1)
Profit attributable to shareholders	**87,062**	66,026	31.9
EBITDA[1]	**194,003**	159,574	21.6
Basic EPS (RMB)	**4.35**	3.32	31.0

[1] *China Mobile defines EBITDA as profit for the year before taxation, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.*

Key data of balance sheet

	2007 RMB million	2006 RMB million	Change %
Current assets	**207,635**	171,507	21.1
Non-current assets	**355,858**	323,169	10.1
Total assets	**563,493**	494,676	13.9
Current liabilities	**154,953**	140,607	10.2
Non-current liabilities	**34,301**	34,696	(1.1)
Total liabilities	**189,254**	175,303	8.0
Minority interests	**488**	371	31.5
Shareholders' equity	**373,751**	319,002	17.2

Key data of cash flow

	2007 RMB million	2006 RMB million	Change %
Net cash generated from operating activities	**168,612**	149,346	12.9
Net cash used in investing activities	**(123,039)**	(118,841)	3.5
Net cash used in financing activities	**(37,276)**	(23,587)	58.0
Free cash flow[2]	**63,473**	62,358	1.8
Total cash and bank balances[3]	**188,544**	153,461	22.9

[2] *China Mobile defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure. Free cash flow is a measure we use internally to evaluate our cash flow performance, but is not a measure of financial performance in accordance with generally accepted accounting principles. "Free cash flow" should not be used to determine the financial position of the Group. There is only limited comparability between China Mobile's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.*

[3] *Total cash and bank balances represent cash and cash equivalents and bank deposits.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results

For China Mobile, the year 2007 continued to benefit from China's rapid economic growth and continuous vigorous telecommunications demand. The Group's financial performance again marked an impressive results that was supported by our high quality network, powerful brand advantages, increasingly apparent economies of scale and highly effective refined management.

Our three forces of growth, namely new customers, new business and new voice usage, continued to drive the Group's financial performance. Total operating revenue of the Group for 2007 reached RMB356,959 million (all monetary amounts below are expressed in RMB, unless otherwise specified), up 20.9 per cent.. Among these, value-added business continued to demonstrate its strong growth momentum and generated 91,609 million of revenue, an increase of 32.2 per cent. as compared to the previous year. The contribution to total operating revenue reached 25.7 per cent..

In order to support the positive development of subscribers, voice usage and new business, as well as to maintain the Company's competitiveness and capabilities to sustain healthy development, we focused on boosting our future competitiveness and strengthening resource allocation. We increased our investments in sales channels, customer service, network optimization, support system and R&D. Accordingly, operating expenses reached 232,891 million, up 14.5 per cent.. Such percentage of increase, however, was lower than the percentage increase of operating revenue. In addition, average operating expenses per user per month and per minute continued to decline. This further demonstrated the effectiveness of the Group's refined cost management and economies of scale.

Profit attributable to shareholders was 87,062 million, up 31.9 per cent. year-on-year. Margin of profit attributable to shareholders reached a relatively high level of 24.4 per cent.. EBITDA was 194,003 million, up 21.6 per cent. year-on-year, giving a margin of 54.3 per cent.. Basic EPS was 4.35, rose 31.0 per cent. year-on-year. This reflected a relatively high level of profitability growth and earnings capability.

The Group sustained its robust cash flow as a result of favorable business growth, effective cost control measures, efficient capital expenditure and economies of scale. Net cash generated from operating activities and free cash flow reached 168,612 million and 63,473 million, respectively. Total debt to total book capitalization ratio and interest coverage multiple remained at a sound level. Each of Moody's and Standard & Poor's further upgraded the Company's corporate credit rating in 2007. This reflected China Mobile's commitment to consistently practise its prudent management discipline has earned good market recognition.

Operating Revenue (Turnover)

Operating revenue for 2007 reached 356,959 million, up 20.9 per cent.. The Group continued to advocate and actively pursue rational competition. Various ongoing efforts focused on enhancing innovative capabilities and expanding rural market were on the agenda. Subscriber base continued growing at a high-speed momentum. Average net increase in number of subscribers exceeded 5.67 million per month. In responding to regulatory requirement and market demand, tariff adjustment was introduced. Customer demands were satisfied and at the same time, voice usage volume was further stimulated. Total minutes of usage rose to 1,818.89 billion minutes, up 45.3 per cent. year-on-year. The rapid growth of subscriber base, voice usage volume and value-added business provided a strong support for the positive growth for operating revenue and ARPU stability.

Active value-added product innovation and business promotion also drove forward growth in value-added business. The contribution to revenue growth was increasingly notable. In 2007, revenue from value-added business reached 91,609 million, accounting for 25.7 per cent. of the Group's total operating revenue. Revenue from Short Message Services (SMS) and non-SMS data businesses reached 41,935 million and 30,256 million, respectively and contributed a total of 78.8 per cent. to the Group's value-added business revenue. While the SMS business continued to maintain at a relatively high growth momentum, the contribution of other value-added businesses such as "Color Ring", WAP and Multimedia Messaging Services (MMS) to revenue increased notably. Businesses such as "Wireless Music Club", "Fetion" and Mobile Paper also demonstrated a rapid growth. Overall revenue structure for value-added business was further optimized.

Operating Revenue Distribution


71.5%
2006
5.0%
23.5%
69.3%
2007
5.0%
25.7%
Usage fees and monthly fees
Value-added services fees
Other operating revenue

Value-added Services Fees

(RMB million)


25.7%
23.5%
91,609
69,309
32.2%
21.2%
23.7%
45.8%
46.5%
33.0%
29.8%
2006
2007
Proportion to operating revenue
Voice value-added business
SMS business
Non-SMS data business

Cost Structure


68.9%
65.2%
Leased lines
Interconnection
0.8%
6.4%
0.6%
6.0%
Depreciation
21.9%
18.9%
Personnel
5.7%
5.1%
Other operating expenses
34.1%
34.6%
2006
2007

Note: Each of above percentage represents the proportion of the operating expense to operating revenue.

Leased Lines

(RMB million)


0.8%
0.6%
2,451
4.9%
2,330
2006
2007
◆ Percentage to operating revenue

Operating Expenses

With an effort focusing on boosting China Mobile's future competitiveness, the Company consistently upholds its doctrines of rational investment, effective resource allocation, forward-looking planning and effective refined management in cost allocations. In 2007, the percentage increase in operating expenses was lower than the percentage increase in operating revenue, giving a more rationalized cost structure and apparent economies of scale. Operating expenses were 232,891 million, increased 14.5 per cent. year-on-year and amounted to 65.2 per cent. of the total operating revenue, representing a decline of 3.7 percentage points from the previous year. Average operating expenses per user per month were 58.2, falling by 5.9 per cent.. Average operating expenses per minute of usage were 0.128, falling by 21.2 per cent.. China Mobile commits to continuously pursue effective refined management on cost effectiveness and optimize the cost structure to achieve the best returns at least costs.

Leased Lines

Self-constructed and jointly-constructed lines reached a sizeable scale through the continuous network structure optimization. The Group's leased line expenses reflected a declining trend. While various businesses were growing at a high pace, the leased line expenses decreased by 121 million.

Interconnection

Interconnection expenses increased by 2,717 million in 2007 as a result of the sustained growth in subscriber base and voice usage volume.

The Group increased its efforts to optimize network structure, carefully reorganized and re-routed traffic volume through effective marketing strategies. The proportion of voice usage volume within the network continued to increase. Interconnection expenses to total operating revenue reflected a declining trend.

Depreciation

With the continuous evolution of telecommunications technology and in order to cope with the increasing business, the Group commenced a full scale investment in soft switching center equipment in 2007. Following on the Group's assessment and evaluation on existing network equipment, the Group revised the estimated useful lives of its switching center equipment (excluding soft switching center equipment) from seven years to five years in the first half of 2007. This revision fairly reflected the actual utilization of the assets and also demonstrated the consistency in the Company's prudent financial discipline. The additional depreciation expense as a result of the revision in estimated useful lives was 6,516 million.

Personnel

The Group continued to strengthen the efficiency of its human capital management and incentive mechanism to enhance its human resources development. By considerably enriching competitiveness of human capital, personnel expenses rose by 1,424 million (partly offset by the reduction in share-based payment). The percentage increase in personnel expenses and the ratio of personnel expenses to operating revenue declined considerably comparing to previous year. As of 31 December 2007, the Group had a total of 127,959 employees.

Interconnection
(RMB million)


6.4%
6.0%
18,783
14.5%
21,500
2006
2007
Percentage to operating revenue

Depreciation
(RMB million)


21.9%
18.9%
64,574
4.3%
67,354
11,451
6,516
2006
2007
Effect from the revision of the estimated useful life
Percentage to operating revenue

Personnel
(RMB million)


5.7%
5.1%
16,853
8.4%
18,277
2006
2007
Percentage to operating revenue

Other Operating Expenses
(RMB million)


34.1%
34.6%
123,430
100,772
22.5%
2006
2007
Percentage to operating revenue

Other Operating Expenses

Other operating expenses (consisting primarily of expenses for selling and promotion, network maintenance, operating lease, labor service expenses, bad debts, asset write-offs, administration and others) increased by 22,658 million in 2007. In order to boost its future competitiveness, the Group increased its investments in sales channels, customer service, network optimization, support system and R&D to support the Group's rapid and robust business growth. As a result, other operating expenses such as selling and promotion expenses, network maintenance expenses and operating lease expenses increased accordingly. In addition, other operating expenses also included expenses of 7,535 million for 258,123 labor sourced by third parties. In view of the Group's continuous efforts in monitoring customer credit and stringent control over defaults in payment by customers, the Group successfully restrained its bad debt ratio to a relatively low level of 1.08 per cent.. Furthermore, in order to meet the demand of new technology and development of new business, the Group continued to upgrade certain outdated equipment by writing off and disposing of a total of 2,777 million in 2007. This further improved the assets quality and better preparing itself for the network transition to next generation as well as the development of new business in the future.

EBITDA, Profit from Operations and Profit Attributable to Shareholders

The Group consistently endeavored to drive long-term, sustainable and favorable profitability growth. Margin of profit attributable to shareholders and EBITDA margin in 2007 remained relatively high at 24.4 per cent. and 54.3 per cent., respectively. Profit from operations was 124,068 million and maintained a rapid and steady growth. EBITDA, profit attributable to shareholders and basic EPS were 194,003 million, 87,062 million and 4.35, respectively.

These commendable earnings performance and the continuous improvement on earnings level once again reflected the Group's ceaseless efforts in generating greater returns and creating value for its shareholders. At the same time, along with the favorable revenue growth, these results also reflected the Group's efforts in optimizing resource allocation and management efficiencies on operating expenses and economies of scale. Operational efficiency of the Group was further enhanced.

EBITDA, Profit from Operations and Profit Attributable to Shareholders
(RMB million)



21.6%
194,003
159,574
35.0%
124,068
91,925
31.9%
87,062
66,026
2006
2007
EBITDA
Profit from operations
Profit attributable to shareholders

Cash Flow, Capital Structure and Credit Rating

Cash Flow and Cash Management

In 2007, the Group continued generating strong cash flow. The Group's net cash generated from operating activities was 168,612 million and free cash flow was 63,473 million. At the end of 2007, the Group's total cash and bank balances were 188,544 million, of which 95.7 per cent., 0.4 per cent. and 3.9 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

In order to strengthen the safe custody of cash and reduce cost of capital, the Group continued to reinforce its centralized fund management function and make appropriate allocations of overall capital, thereby enhancing the Group's ability to effectively deploy internal funds with maximum utility. The robust cash flow and strong capital management further provided a solid foundation for the long-term development of the Group.

Cash Flow
(RMB million)



168,612
149,346
12.9%
1.8%
63,473
62,358
2006
2007
Net cash generated from operating activities
Free cash flow

Credit Rating


A1
A+
A2
A
A3
A-
Baa1
BBB+
Baa2
BBB
Moody's
Standard & Poor's
2002
2003
2004
2005
2006
2007
Moody's
Standard & Poor's

Capital Structure

At the end of 2007, the sum of the Group's long-term and short-term debts were 35,503 million in aggregate, and its total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and shareholders' equity) was 8.7 per cent., reflecting the Group's financial position continued to remain at a sound level.

Of the total borrowings, 33.4 per cent. were in RMB (consisting principally of RMB bonds), and 66.6 per cent. were in U.S. dollars (consisting principally of the balances of the deferred consideration for the acquisition of the eight and the ten provincial telecommunications operators). Approximately 80.8 per cent. of the Group's borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was approximately 5.19 per cent.. The effective interest coverage multiple (ratio of profit before interest and tax to finance costs) was 70 times. This reflected the consistency of the prudent financial risk management principle adopted by the Group, as well as its solid cash flow generation and sound repayment capability.

Credit Rating

In 2007, with the upgrading of China's sovereign credit rating, Standard & Poor's upgraded the Company's corporate credit rating from A/Outlook Stable to A/Positive Outlook. At the same time, Moody's also upgraded the Company's corporate credit rating from A2/Positive Outlook to A1/Outlook Stable. These ratings demonstrated that the Group's sound financial strengths, huge business opportunities and solid financial management have established wide and deep market recognition.

Dividends

China Mobile determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In consideration of the Company's remarkable operating results in year 2007 and having taken into account its long-term future development, the Board recommends payment of an ordinary final dividend of HK$1.160 per share for the financial year ended 31 December 2007 in accordance with the dividend payout planned for the full year of 2007. This, together with the ordinary interim dividend of HK$0.837 per share that were paid in 2007, amounts to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007, representing an increase of 44.4 per cent. over the annual dividend of HK$1.383 per share for the full year of 2006. Dividend payout ratio for the year 2007 was 43 per cent.. In addition, whilst the profit and dividend per share for the year 2007 continued to maintain favorable growth, the Board, having taken into account the interest of the Company's shareholders, recommends payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of depreciation policy in 2007. This, together with the special interim dividend of HK$0.085 per share that were paid in 2007, amounts to a special dividend payment of HK$0.101 per share for the full financial year of 2007.

Having taken into account various relevant factors such as the overall financial condition, cash flow generating capabilities and future development, the Company plans the dividend payout ratio for the full year of 2008 to be 43 per cent..

Dividend and Dividend Payout Ratio

(HK$)


42%
43%
43%
1.997
1.383
1.160
0.763
0.837
0.62
0.159
0.069
0.09
0.101
0.016
0.085
2006
2007
2008
Ordinary interim dividend
Special interim dividend
Ordinary final dividend
Special final dividend
Dividend payout ratio

The Board is of the view that the Company's outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing shareholders with a favorable return. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for its shareholders.

China Mobile will continuously and consistently pursue its prudent financial discipline and adhere to efficient financial risk management with an aim to strive for stable profitability and robust cash generating capability. In addition, China Mobile will focus on forward-looking optimization of resource allocation and maintain a stable debt level with a view to continuously generating greater returns for its shareholders.

Corporate Governance Report



The Company's goal has always been to enhance its corporate value, to ensure its sustainable long-term development and to generate greater returns for its shareholders. In order to better achieve the above objectives, we shall practise good corporate governance with a principle of sincerity, transparency, openness and efficiency and implement persistently sound corporate governance structure and measures. With respect to key participants involved in the practice of good corporate governance including shareholders, board of directors, management, internal audit, external auditors and other stakeholders (including our customers, communities, peers, regulatory authorities, etc.), we established and improved various policies, internal controls and other mechanisms.

We believe that corporate governance goes hand in hand with corporate culture. High standard of corporate governance is built on good corporate culture. Corporate governance principles and policies can only be applied effectively and consistently when a corporate culture which emphasizes honesty and integrity is built. Our core value is Responsibility Makes Perfection and our goal is to achieve a harmonious development between enterprise and industry, enterprise and society, and enterprise and environment.

Our corporate governance practices in 2007 include:

- Established a separate legal department and progressively developed our legal risk management system.
- Promoted the China Mobile core value of "Responsibility Makes Perfection" throughout the group.
- Established the corporate social responsibility ("CSR") management system, organizational structure and task forces, issued the China Mobile CSR Report and commenced a series of CSR management practices.
- Developed an anti-corruption system and conducted relevant staff trainings and activities on prevention and penalization of corruption and bribery.

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

Compliance with the Code Provisions of the Code on Corporate Governance Practices

Throughout the financial year ended 31 December 2007, except for the code provision that the roles of Chairman and Chief Executive Officer should be separated and should not be performed by the same individual, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Currently, the roles of Chairman and Chief Executive Officer of the Company are performed by Mr. Wang Jianzhou. Mr. Wang joined the board of directors of the Company (the "Board") in November 2004 and since then, has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company. The Company considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies which will enable the Group to seize business opportunities efficiently and promptly. The Company considers that through the supervision of the Board and its independent non-executive directors, checks and balances exist so that the interests of the shareholders are adequately and fairly represented.

Shareholders

The Company's controlling shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2007, indirectly held approximately 74.33 per cent. of the Company's share capital through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining share capital of approximately 25.67 per cent. was held by public investors.

The Company engages a number of formal channels to account to shareholders for the performance and operations of the Company, particularly our annual and interim reports. Generally, when announcing its interim results, annual results or any major transactions in accordance with relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily and additionally disclosing on a quarterly basis certain key, unaudited operational and financial data to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operation.

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance the communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address any questions raised by shareholders. The last annual general meeting of the Company was held on 16 May 2007 in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- considering and approving the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2006 (99.9983%);
- the re-election of WANG Jianzhou, LI Yue, ZHANG Chenshuang, Frank WONG Kwong Shing, Paul Michael DONOVAN as directors (99.9273% to 99.9803%);
- the re-appointment of Messrs. KPMG as auditors and authorising the Board to determine its remuneration (99.9950%).

All resolutions were passed at this annual general meeting. Poll results were announced at the meeting, on the websites of the Company and the Hong Kong Stock Exchange as well as in newspapers on the day following the meeting.

The Board of Directors

The key responsibilities of the Board include, among other things, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management and supervising the management's performance while the day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision), and is directly responsible for formulating the Company's corporate governance guidelines.

The Board currently comprises 13 directors, namely Mr. WANG Jianzhou (Chairman), Mr. LI Yue, Mr. LU Xiangdong, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia, Mr. LIU Aili, Madam XIN Fanfei and Mr. XU Long as executive directors, Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as independent non-executive directors and Mr. Paul Michael DONOVAN as non-executive director. Their biographies are presented on pages 9 to 11 of this annual report and also on the Company's website. There is no financial, business, family or other material relationships among members of the board of our Company. In 2007, Mr. ZHANG Chengshuang resigned from his position as an executive director and vice president of the Company due to reassignment of work. To fill the casual vacancy, Madam HUANG Wenlin was appointed as an executive director and vice president of the Company. The Company purchased Directors' and Officers' liabilities insurance and reviewed the terms of such policy annually.

The Company and its directors (including the non-executive directors) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at annual general meetings of the Company every three years. The Company has received a confirmation of independence from each of the independent non-executive directors, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, and considers them to be independent. The Company has received acknowledgements from the directors of their responsibility for preparing the financial statements and a statement by the auditors of the Company about their reporting responsibilities.

Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2007, the Board met on four occassions and passed written resolutions in one occassion. Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing, Mr. WANG Jianzhou, Mr. LI Yue, Mr. LU Xiangdong, Mr. XUE Taohai, Mr. ZHANG Chengshuang (resigned as an executive director of the Company with effect from 9 July 2007), Madam HUANG Wenlin (appointed as an executive director of the Company with effect from 24 September 2007), Mr. SHA Yuejia, Madam XIN Fanfei and Mr. XU Long attended all board meetings while Dr. Moses CHENG Mo Chi, Mr. LIU Aili and Mr. Paul Michael DONOVAN attended three board meetings.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 9 to 11 of this annual report and on the Company's website.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except the interests disclosed in the report of the directors on page 50 of this annual report, none of the directors had any other interest in the shares of the Company as at 31 December 2007. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2007 and 31 December 2007.

The Board currently has three principal board committees, which are the audit committee, the remuneration committee and the nomination committee, and all of which are comprised solely of independent non-executive directors. The terms of reference of each of the board committees are available on the Company's website and can be obtained from the Company Secretary in writing.

Audit Committee

Membership

The current members of the Company's audit committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi. All members of our audit committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The audit committee's primary responsibilities include, among other things, making recommendation to the Board on the appointment, reappointment and removal of the external auditors, approving the remuneration and terms of engagement of the external auditors, reviewing and monitoring the external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, developing and implementing policies on the engagement of external auditors to provide non-audit services, monitoring the integrity of financial statements of the Company and the Company's reports and financial statements and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2007

In 2007, the audit committee met on four occasions and passed written resolutions in one occasion. Dr. LO Ka Shui and Mr. Frank WONG Kwong Shing attended all meetings while Dr. Moses CHENG Mo Chi attended three of the four meetings. Among other things, the audit committee:

- reviewed the Company's financial statements and results announcement for the year 2006, report of the directors and financial review for the year 2006;
- reviewed the interim report and the interim results announcement of the Company for the six months ended 30 June 2007;
- discussed and approved the audit memorandum prepared by, budgets and remuneration of, and services provided by, the external auditors;
- discussed and approved the engagement of external auditors to provide non-audit services;
- approved the Company's 2006 annual report on Form 20-F;
- reviewed and approved the working plan for 2007 internal audit;
- approved the 2007 assessment report on the disclosure controls and procedures;
- reviewed and approved the progress report in relation to the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act") Section 404 compliance project; and
- reviewed the Company's compliance with relevant laws and regulations.

Remuneration Committee

Membership

The current members of the Company's remuneration committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi.

Responsibilities

The primary responsibilities of the remuneration committee include, among other things, determining the remuneration packages of all executive directors and senior management, making recommendations to the Board on the remuneration of non-executive directors, reviewing and approving performance based remuneration, ensuring that no director or any of his or her associates is involved in deciding his or her own remuneration, making recommendations to the Board on the Company's policy and structure for remuneration of employees, including salaries, incentive schemes and other stock plans.

Work Done in 2007

In 2007, the remuneration committee met twice and all members attended the meetings, during which the committee mainly reviewed and approved the 2006 performance-linked annual bonus for our senior management.

Nomination Committee

Membership

The current members of the Company's nomination committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi.

Responsibilities

The primary responsibilities of the nomination committee include, among other things, reviewing on a regular basis the structure, size and composition of the Board, identifying individuals suitably qualified to become board members, and assessing the independence of independent non-executive directors.

Work Done in 2007

In 2007, the nomination committee, by means of a written resolution, considered, nominated and recommended to the Board Madam HUANG Wenlin to fill the casual vacancy as an executive director of the Company. In respect of the recommendation of Madam HUANG as an executive director, the nomination committee has considered Madam HUANG's many years of experience in the telecommunications industry and in management as well as her qualifications.

At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is tied to the attainment of key performance indicators or targets. In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload of serving as non-executive directors and members of the board committees of the Company.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of independent non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The nomination committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates with diligence and care individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment. All newly-appointed directors receive a comprehensive induction of directors' duties to make sure they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors should be subject to election by shareholders at the first general meeting after their appointment. Every director should be subject to retirement by rotation at least once every three years.

Management

The task of China Mobile management is to implement the strategy and direction as determined by the Board, and to take care of the day-to-day operations and functions of the Company. The division of responsibilities of our CEO and other senior management is set out in the biographies of directors and senior management on pages 9 to 11 of this annual report and on the Company's website.

For the purpose of promoting honest and ethical conduct and deterring wrongdoing, the Company, in 2004, adopted a code of ethics, which is applicable to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. Under the code, in the event of a breach of the code, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code has been filed with the U.S. Securities and Exchange Commission as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from the Company's website.

To prevent and penalize corruption and bribery, we developed an anti-corruption system and adopted an employee code of conduct and an employee handbook to put all employees under specific obligations as to the manner in which they should deal with issues such as integrity, code of ethics and conflicts of interest. During 2007, a series of staff trainings and briefings on prevention and penalization of corruption and bribery took place.

Internal Audit

The Company and its operating subsidiaries have set up Internal Audit Departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the Internal Audit Department of the Company directly reports to the Audit Committee which, in return, reports to the Board regularly. Internal Audit Department has unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of conducting its work. The main objectives of internal audit are to ensure that the Company has established adequate internal controls which are effectively complied with an aim of safeguarding the funds and assets of the Company, enhancing the operational efficiency and effectiveness, improving the Company's corporate governance, risk assessment, risk management and internal controls, and assisting the Company to achieve its long-term development goals.

The Internal Audit Department regularly assesses the risks associated with market operations, financial management, legal compliance and other core business processes by using standardized methodology. According to the results of the risk assessment, it formulates an annual audit plan which, together with the resources allocation, are reviewed and approved by the Audit Committee. It carries out operational and financial audits on the Company's different management mechanisms and business processes on an on-going basis.

Taking into account the potential risk and urgency in respect of the internal controls that are subsisting in the Company's different management mechanisms and business processes, the Internal Audit Department carries out audits as well as inspections and evaluations of the Company's financial information, internal controls and other types of operational activities through the application of systematic and standardized audit procedures and methods, in order to assess the Company's internal controls and to monitor their compliance. It also conducts special projects and investigations in response to requests from the Company's management and the Audit Committee.

According to the requirements under Section 404 of the SOX Act, the Internal Audit Department organizes and performs audit tests of the internal controls over financial reporting of the Company, providing assurance for the Company's management of issuance of the internal control's assessment report.

The Internal Audit Department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to respond to the recommendations, to undertake and to confirm the implementation plan, the methods and the time. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

External Auditors

The Company engaged KPMG as statutory auditors of the Company. In 2007, the principal services provided by KPMG included:

- review of interim consolidated financial statements of the Group;
- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and
- audit of the effectiveness of the Company's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, KPMG was also engaged in providing other non-audit services to the Group which were permitted under the SOX Act Section 404 and pre-approved by the audit committee.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by KPMG to the Group (refer to note 5 of financial statements for details):

	2007 RMB million	2006 RMB million
Audit fees[1]	**78**	80
Non-audit fees[2]	**5**	35

1 *Including the fees rendered for the audit of internal control over financial reporting as required by the SOX Act Section 404.*

2 *Including the fees for SOX Act Section 404 advisory service and other advisory service.*

Other Stakeholders

Good corporate governance practices require due concerns for the impact of our business decisions on our shareholders as well as other relevant parties such as customers, local communities, peers and regulatory authorities. The 2007 CSR report, which is issued together with this annual report, introduces our philosophy on corporate social responsibility and our performance with respect to social and environmental management in 2007. This annual report and the CSR Report illustrate the Company's efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we fulfilled our obligations to employees, customers, environment, the local communities and other stakeholders.

Internal Controls

To protect its assets and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public, the Board conducts regular reviews of the effectiveness of the Group's internal controls. The scope of these reviews includes, among other things, finance, operations, regulatory compliance and risk management.

The Company continued to improve its comprehensive internal control and risk management regime according to the requirements of the SOX Act Section 404 and using the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission titled *Internal Control-Integrated Framework*. On the one hand, in adapting to the external regulatory requirements and internal development, the Company conducted routine internal controls management. It systematically optimized, updated and solidified business processes and control points. At the same time, it further integrated the management of internal control with business to gradually implement and strengthen its internal control process management mechanism. On the other hand, the Company further improved its monitoring and inspection mechanism that was regularly enforced by the internal audit department covering business units at various levels and all business departments. The Company adopted the top-down risk-based approach to continuously improve its testing and evaluation system in order to minimize the risks effectively. Based on the evaluation conducted, the management believes that, as of 31 December 2007, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures in 2007, and concluded that the Company's disclosure controls and procedures were effective in ensuring that material information relating to the Company was promptly recorded, processed, summarized and disclosed.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the NYSE's Listing Standards

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules. The Company currently has three independent directors out of a total of thirteen directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

Continuous Evolvement of Corporate Governance

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment, and the requirements of the investors on an on-going basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.



Human Resources Development

In 2007, the Group carried out human resources work that closely revolved around the strategic goal of being "a worldwide leader in telecommunications and achieving evolution from excellence to pre-eminence", with the aim of contributing to the realization of the great blueprint of "One China Mobile" and to develop pre-eminent organizations and human resources by following scientific development concepts and human resources development concepts.

Efforts were made to further improve and optimize the corporate organizational structure and to implement and deepen its human resources enhancement project. The Group proactively explored a new system for staff selection and utilization, promoted the development of a competence-based performance appraisal system for the management, developed innovative ways of selecting and appointing senior management and developed human resources mechanisms and operation processes that are compatible with international human resources standards. Employee relationship and remuneration management were improved, thereby consolidating the foundation for human resources management and developing a scientific platform for human resources management and development. Training philosophies, development planning and mechanism establishment were proactively explored. Training was conducted based on the philosophy of "results-oriented, practicality and applicability". Apart from procuring the improvement of employee quality as a whole, efforts were also made to train key employees and core employees in order to build up the competitive advantages of the core team. The Group has consistently emphasized on its employer branding. According to the results of a survey conducted among Chinese university students by Universum Communications, an internationally well-known employer brand management company, China Mobile was ranked first in the overall list in employer branding for three consecutive years since 2005, due to its advantages in corporate image, organization culture, operating results, brand value, and so on.

The Group persistently placed great importance on the training and development of employees, adopting differentiated management methods for employees at different levels and categorized training, so that the growth of the employees can align with the growth of the Group. The Group also developed training philosophies, and continuously explored training ideas using new training methods and strengthened its training efforts. For example, the Group has cooperated with various leading international universities and recognized multi-national companies to jointly develop the "leadership A+" program for 30 senior management personnel. The Group has also cooperated with the Business College of Tsinghua University in relation to the provision of training revolving around the topic of "explore vision, innovate ideas, enhance leadership capabilities and the art of leadership" for 113 senior management personnel. Such superior external resources assisted the Group in enhancing the focus and effectiveness of its comprehensive training program as well as further developing and enhancing the global vision and innovative mindset of the employees.

Based on the job requirements, we delivered topical training programs. In 2007, the Group has provided training to employees for 910,000 times, out of which 7,653 times were for senior management, with total training hours reaching approximately 6.64 million hours. The training provided by the headquarter to mid-level and senior management and core employees covered up to 9,000 times, and technology training constituted over 70% of such training. In addition to on-the-job training, the Group also vigorously developed a variety of business learning methods for its employees, such as provision of continuing education or degree courses. There are currently about 60% of employees (mid-level or above) who had participated in systematic business and commercial management education. The training efforts have favorably supported the enhancement of the management skills and the development of its team as well as the development of various business and services level, thereby contributing to the improvement in various management tasks and the continuous enhancement of the overall management standard.

With forward-looking planning and consultancy, the Group continued to carry out innovations and reforms to improve its management system, enhancing its development structure using professional methodology and further improving its organizational capabilities and implementing its plans in a steady and orderly manner, so as to provide firm human resources and organizational support for the achievement of the strategic goal of "pre-eminence".

In 2008, the Group's human resources work will closely revolve around the core business strategy to improve its human resources advantages. Efforts will be made to strengthen skills development, to further enhance the mechanism for selecting, training, utilizing and retaining talented people, to widen the talent search and recruitment channels, and to speed up the process of developing core personnel and international talents with broad visions, excellent management abilities and professional competence. Further efforts will be made to reform the talent selection process. The human resources enhancement efforts will continue to consolidate and enhance the job, remuneration and performance management systems. Harmonious and stable labor relationships will be developed by strictly observing relevant local labor laws and regulations and further reforming the employment system. The continuous refinement of the development of the training system will promote the systemization and effectiveness of the training efforts and to pave the way for the growth of the staff. The achievement in integration and enhancement of the human resources management system will enable human resources to create greater value for the Group and provide stronger support for the realization of the corporate strategies.

Major Awards & Recognition

The Company's outstanding performance has won popular recognition and acclaim, including:


50
ASIA'S BEST COMPANIES 2007
EUROMONEY
EUROMONEY

The Company ranked number 89 as compared to number 112 in the previous year in *Forbes* "Global 2000 — the World's 2000 Biggest Public Companies".

The Company had been once again selected by *Financial Times* as one of the "FT Global 500" companies, ranked number 16 as compared to number 38 in the previous year.

For the sixth consecutive year, the Company had been included by *BusinessWeek* in its global "Info Tech 100" companies, ranked number 10.

The Company had been once again included in "Asia's Fab 50 Companies" by *Forbes Asia*.

The Company ranked number 1 in the China section of *FinanceAsia's* "Asia's Best Companies" survey 2007 in the four categories — "Best Management", "Best Corporate Governance", "Best Investor Relations" and "Best Commitment to Strong Dividend".

The Company had won "Best Managed Telecom Company, Cellular", "Best Corporate Governance, China" and "Best Managed Company, China" awards in *Euromoney's* "Asia's Best Managed Companies 2008" survey.

The Company had been selected by *Corporate GovernanceAsia* journal as one of its 2007 "Asia's Best Companies for Corporate Governance".

For the second consecutive year, the "China Mobile" brand had been included in "BRANDZ™ Top 100 Most Powerful Brands", ranked number 5 globally. This ranking is published by Millward Brown and *Financial Times* since 2006.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2007.

Principal Activities

The Group's principal activity is providing mobile telecommunications and related services in thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

Major Customers and Suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2007.

Purchases from the largest supplier for the year represented 9 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 35 per cent. of the Group's purchases in 2007. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries and Associates

Particulars of the Company's subsidiaries and the Group's associates as at 31 December 2007 are set out in note 19 and note 20, respectively, to the financial statements.

Financial Statements

The profit of the Group for the year ended 31 December 2007 and the state of the Company's and the Group's financial affairs as at that date are set out in the financial statements on pages 66 to 129.

Dividends

The Board is of the view that the Company's outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing shareholders with a favorable return. In consideration of the Company's remarkable operating results in year 2007 and having taken into account its long-term future development, the Board recommends payment of an ordinary final dividend of HK$1.160 per share for the financial year ended 31 December 2007 in accordance with the dividend payout planned for the full year of 2007. This, together with the ordinary interim dividend of HK$0.837 per share that were paid in 2007, amounts to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007, representing an increase of 44.4 per cent. over the annual dividend of HK$1.383 per share for the full year of 2006. Dividend payout ratio for the year 2007 was 43 per cent.. In addition, whilst the profit and dividend per share for the year 2007 continued to maintain at a favorable growth, the Board, having taken into account the interest of the Company's shareholders, recommends payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of depreciation policy in 2007. This, together with the special interim dividend of HK$0.085 per share that were paid in 2007, amounts to a special dividend payment of HK$0.101 per share for the full financial year of 2007. The Company will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

Donations

Donations made by the Group during the year amounted to RMB69,961,530 (2006: RMB46,619,254).

Property, Plant and Equipment

Changes to the property, plant and equipment of the Group and the Company during the year are set out in note 15 to the financial statements.

Share Capital and Share Option Scheme

Details of the Company's share capital and share option scheme are set out in note 35 to the financial statements and the paragraph "Share Option Schemes" below, respectively.

Bonds

Details of the bonds of the Group are set out in note 30 to the financial statements.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in note 35 to the financial statements.

The Board of Directors

The directors during the financial year were:

Executive directors:

WANG Jianzhou *(Chairman)*	
LI Yue	
LU Xiangdong	
XUE Taohai	
HUANG Wenlin	(appointed on 24 September 2007)
SHA Yuejia	
LIU Aili	
XIN Fanfei	
XU Long	
ZHANG Chenshuang	(resigned on 9 July 2007)

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

Non-executive director:

Paul Michael DONOVAN

In accordance with Article 97 of the Company's Articles of Association, Mr. LU Xiangdong, Mr. XUE Taohai, Madam XIN Fanfei and Dr. LO Ka Shui will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Madam HUANG Wenlin will also retire at the forthcoming annual general meeting and, being eligible, offer herself for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("**Directors for Re-election**") are set out on page 9 to 11 of the annual report. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Madam HUANG Wenlin) as set out in the paragraph "Share option schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("**SFO**").

The service contracts of all the Directors for Re-election do not provide for a specified length of services and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the board of directors and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. Dr. LO Ka Shui is also entitled to an additional annual fee of HK$325,000 as chairman of the Audit Committee, the Nomination Committee and the Remuneration Committee. In addition, for the financial year ended 31 December 2007, Mr. LU Xiangdong, Mr. XUE Taohai, Madam XIN Fanfei and Madam HUANG Wenlin received annual remuneration, including retirement scheme contributions, of HK$1,190,000, HK$1,192,000, HK$1,177,000 and HK$323,000, respectively, plus a discretionary bonus as determined by the board of directors with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor there is any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

Directors' Interests In Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option schemes" below. These share options were granted pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2007, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Share Option Schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "**Old Scheme**") was terminated and the current share option scheme (the "**Current Scheme**") was adopted. The Current Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

The purpose of the Old Scheme was to provide an incentive to the employees and directors of the Company and/or its subsidiaries. Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Current Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "**Participants**"), thereby incentivising the Participants. Under the Current Scheme, the directors of the Company may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options were granted under the Old Scheme thereafter and all options not exercised within 10 years of the adoption date of the Old Scheme (being 8 October 1997) have lapsed. Accordingly, as at 31 December 2007, there were no outstanding options granted under the Old Scheme. As at the same date, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,510,285,254, representing approximately 7.54 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of the Company. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on the Stock Exchange on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the Stock Exchange requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the Stock Exchange on the date on which the option was granted and the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of the options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted or cancelled under the Current Scheme during the year ended 31 December 2007.

Under the Old Scheme, all options not exercised have lapsed by 31 December 2007, and under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted. During the year ended 31 December 2007, no share options were cancelled under the Old Scheme.

As at 31 December 2007, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Old Scheme and the Current Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
WANG Jianzhou	515,000	475,000	21 December 2004	—	40,000	26.75
(also the chief executive officer)	970,000	970,000	8 November 2005	—	—	34.87
LI Yue	154,000	154,000	28 October 2004	—	—	22.75
	780,000	780,000	8 November 2005	—	—	34.87
LU Xiangdong	154,000	154,000	28 October 2004	—	—	22.75
	780,000	780,000	8 November 2005	—	—	34.87
XUE Taohai	100,000	80,000	3 July 2002	—	20,000	22.85
	154,000	154,000	28 October 2004	—	—	22.75
	780,000	780,000	8 November 2005	—	—	34.87
SHA Yuejia	250	—	22 June 2001	—	250	32.10
	90,000	75,000	3 July 2002	—	15,000	22.85
	82,600	82,575	28 October 2004	—	25	22.75
	780,000	780,000	8 November 2005	—	—	34.87
LIU Aili	90,000	75,000	3 July 2002	—	15,000	22.85
	82,600	82,600	28 October 2004	—	—	22.75
	141,500	141,500	8 November 2005	—	—	34.87
XU Long	1,000,000	—	25 April 2000	1,000,000	—	45.04
	90,000	70,000	3 July 2002	—	20,000	22.85
	117,000	117,000	28 October 2004	—	—	22.75
	254,000	254,000	8 November 2005	—	—	34.87
LO Ka Shui	400,000	400,000	8 November 2005	—	—	34.87
Frank WONG Kwong Shing	400,000	400,000	8 November 2005	—	—	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	—	—	34.87

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Employees*						
	1,000,000	—	26 November 1999	1,000,000	—	33.91
	4,858,500	—	25 April 2000	3,004,000	1,854,500	45.04
	7,542,550	—	22 June 2001	806,750	6,735,800	32.10
	71,864,350	57,278,204	3 July 2002	194,250	14,391,896	22.85
	157,002,619	123,658,660	28 October 2004	198,000	33,145,959	22.75
	276,580,490	268,535,750	8 November 2005	192,720	7,852,020	34.87
		456,677,289	(Note (a))			

* *The number of shares involved in the options outstanding at the beginning of the year included share options granted to Mr. ZHANG Chenshuang involving a total of 944,000 shares. Mr. ZHANG Chenshuang resigned as executive director and vice president of the Company in July 2007.*

Notes:

(a) The total number of shares involved in the options outstanding at the end of the year represents 2.28 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

(b) No options to subscribe for shares in the Company was granted to the directors of the Company in 2007.

(c) Particulars of share options:

Date of grant	Exercise period
26 November 1999	26 November 1999 to 7 October 2007 (in respect of 50% of the options granted) 26 November 2002 to 7 October 2007 (in respect of the remaining 50% of the options granted)
25 April 2000	25 April 2002 to 7 October 2007 (in respect of 50% of the options granted) 25 April 2005 to 7 October 2007 (in respect of the remaining 50% of the options granted)
22 June 2001	22 June 2003 to 7 October 2007 (in respect of 50% of the options granted) 22 June 2006 to 7 October 2007 (in respect of the remaining 50% of the options granted)
3 July 2002	3 July 2004 to 2 July 2012 (in respect of 50% of the options granted) 3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)
28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted) 28 October 2006 to 27 October 2014 (in respect of 30% of the options granted) 28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
8 November 2005	8 November 2006 to 7 November 2015 (in respect of 40% of the options granted) 8 November 2007 to 7 November 2015 (in respect of 30% of the options granted) 8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
2 January 2007 to 5 October 2007	45.04	88.30	83,526,680	1,854,500
2 January 2007 to 5 October 2007	32.10	89.34	216,227,205	6,736,050
2 January 2007 to 31 December 2007	22.85	125.94	330,454,324	14,461,896
2 January 2007 to 31 December 2007	22.75	80.87	754,071,136	33,145,984
30 April 2007	26.75	72.20	1,070,000	40,000
2 January 2007 to 31 December 2007	34.87	80.54	273,799,937	7,852,020

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "**Aspire Scheme**") was adopted. The Aspire Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "**Aspire Participants**"), thereby incentivising the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "**Aspire Shares**").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10 per cent. of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10 per cent. limit. As at 31 December 2007, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10 per cent. of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20 per cent. to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10 per cent. of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(a) 50 per cent. of any options granted shall be exercisable: (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50 per cent. of such options shall be exercisable 3 years after the initial 50 per cent. of the options become exercisable.

As at 31 December 2007, directors and the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise Price US$
Directors of Aspire*	2,800,000	2,800,000	18 February 2003	*(Note 2)*	—	0.182
	500,000	—	28 May 2004	*(Note 2)*	500,000	0.298
Employees of Aspire*	8,485,000	6,095,000	18 February 2003	*(Note 3)*	2,390,000	0.298
	490,000	300,000	18 April 2003	*(Note 3)*	190,000	0.298
	1,740,000	1,740,000	16 September 2003	*(Note 3)*	—	0.298
	1,740,000	1,460,000	18 March 2004	*(Note 3)*	280,000	0.298
	405,000	285,000	28 May 2004	*(Note 3)*	120,000	0.298
		12,680,000	*(Note 1)*			

Notes:

* *During the year ended 31 December 2007, no share options have been granted under the Aspire Scheme for the directors and chief executive of the Company.*

(1) The total number of shares involved in the options outstanding at the end of the year represents 1.35 per cent. of the issued share capital of Aspire as at the date of this report.

(2) (a) 50 per cent. of the options are exercisable between the period:

— commencing on the later of: (i) two years after the date of appointment as director or the date of grant of the option (as the case may be) or (ii) the listing of the shares of Aspire; and

— ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the options become exercisable and ending on the date falling 10 years from the option grant date.

(3) (a) 50 per cent. of the options granted to a particular employee are exercisable between the period:

— commencing on the later of: (i) two years after the commencement of employment of that employee or the option offer date (as the case may be) or (ii) the listing of the shares of Aspire; and

— ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the options become exercisable and ending on the date falling 10 years from the option grant date.

No options granted under the Aspire Scheme were exercised during the year ended 31 December 2007.

Share options involving 3,480,000 Aspire Shares have been cancelled during the year ended 31 December 2007.

The options granted are not recognized in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favor of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Pre-IPO Share Option Scheme of China Mobile Peoples Telephone Company Limited

Pursuant to a resolution passed by the shareholders of China Mobile Peoples Telephone Company Limited ("**Peoples**") on 4 March 2004, the pre-IPO share option scheme (the "**Peoples Pre-IPO Scheme**") was adopted to incentivise the then employees of Peoples.

No share options were granted under the Peoples Pre-IPO Scheme after the listing of Peoples on 31 March 2004 and no further share options will be granted under the scheme. The total number of shares involved in the share options granted under the Peoples Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2007 were both 70,000. All the share options outstanding at the beginning of the year were granted to employees of Peoples on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of Peoples at the time of its initial public offering. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share option granted under the Peoples Pre-IPO Scheme has been exercised during the year. No share option has lapsed or been cancelled in accordance with the terms of Peoples Pre-IPO Scheme during the year. The share options outstanding at the end of the year were held by 7 individuals, 6 of whom have left the employment of Peoples.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2007 amounting to 5 per cent. or more of the ordinary shares in issue:

	Ordinary shares held directly	Ordinary shares held indirectly	Percentage of total issued shares
(i) China Mobile Communications Corporation ("CMCC")	—	14,890,116,842	74.33%
(ii) China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	—	14,890,116,842	74.33%
(iii) China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	—	74.33%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2007, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Connected Transactions

Continuing Connected Transactions which were subject to waivers previously granted by the Stock Exchange

Details of the continuing connected transactions which were subject to waivers previously granted by the Stock Exchange (the "**Continuing Connected Transactions**") are set out in note 36 to the financial statements.

For the financial year ended 31 December 2007, the Continuing Connected Transactions have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC have not exceeded RMB1,000 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable; and

(2) telecommunications service charges, price of transmission towers and spare parts purchased and the charges for related installation and maintenance services paid by the Group to CMCC have not exceeded RMB2,500 million. The telecommunications service charges, price of transmission towers and spare parts purchased and the charges for related installation and maintenance services are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The transactions referred to in paragraphs (1) and (2) above were entered into pursuant to the property leasing and management services agreement dated 30 December 2004 between the Company and CMCC and the telecommunications services agreement dated 30 December 2004 between the Company and CMCC, respectively. The entering into of the property leasing and management services agreement and the telecommunications services agreement (collectively, the "**2004 Continuing Connected Transaction Agreements**") was announced by the Company on 30 December 2004.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A) have received the approval of the Company's board of directors;

(B) were in accordance with the pricing policy as stated on page 59 of this report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set out above for the financial year ended 31 December 2007.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

The 2004 Continuing Connected Transaction Agreements expired on 31 December 2007. On 13 December 2007, the Company entered into the 2008–2010 property leasing and management services agreement and the 2008–2010 telecommunications services agreement (collectively, the "**Renewal Agreements**") with its ultimate controlling shareholder, CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements. Each of the Renewal Agreements has a fixed term of three years and is effective from 1 January 2008 to 31 December 2010. The transactions contemplated under the Renewal Agreements constitute continuing connected transactions of the Company under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules. Details of the transactions under the Renewal Agreements will be included in the annual report and financial statements of the Company for the year ending 31 December 2008 in accordance with Rules 14A.45 and 14A.46 of the Hong Kong Listing Rules.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and Other Loans

Particulars of bank and other loans of the Group as at 31 December 2007 are set out in note 30 to the financial statements.

Financial Summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on page 130 to 131.

Emolument Policy

The Group has always emphasized the importance of recruiting, incentivising, developing and retaining its staff, paid close attention to the external competitiveness and internal equity of its remuneration structure, as well as, the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management in order to continue to maintain the sustainable development of the enterprise's competitiveness. Employees' remuneration is comprised of a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph "Share Option Schemes" above.

Employee Retirement Benefits

Particulars of the employee retirement benefits of the Group are set out in note 33 to the financial statements.

Public Float

As at the date of this annual report and based on the information that is publicly available to the Company and within the knowledge of the directors of the Company, the Company has maintained the prescribed public float under the Hong Kong Listing Rules and as agreed with the Stock Exchange.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the Board

Wang Jianzhou
Chairman
Hong Kong, 19 March 2008

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Thursday, 8 May 2008 at 10:00 a.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2007.

2. To declare an ordinary final dividend and a special final dividend for the year ended 31 December 2007.

3. To re-elect Directors.

4. To re-appoint Auditors and authorize the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(1) the conclusion of the next annual general meeting of the Company; or

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

   (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

   (b) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By order of the Board
Wong Wai Lan, Grace
Company Secretary

8 April 2008

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. According to the Articles of Association of the Company, a poll may be demanded by:

   (a) the chairman of the above Meeting; or

   (b) at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the above Meeting; or

   (c) any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the above Meeting; or

   (d) any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the above Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

4. A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

5. The Board of Directors has recommended an ordinary final dividend of HK$1.160 per share and a special final dividend of HK$0.016 per share for the year ended 31 December 2007 and, if such dividends are declared by the members passing Resolution 2, they are expected to be paid on or about 21 May 2008 to those shareholders whose names appear on the Company's register of members on 8 May 2008.

6. The register of members of the Company will be closed from 6 May 2008 to 8 May 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed ordinary final and special final dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 May 2008.

7. Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2007 Annual Report.

Independent Auditor's Report

KPMG

Independent auditor's report
to the shareholders of China Mobile Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") set out on pages 66 to 129, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of the affairs of the Company and of the group as at 31 December 2007 and of the group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

19 March 2008

Consolidated Income Statement

for the year ended 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating revenue (Turnover)	3		
Usage fees		226,488	189,710
Monthly fees		20,856	21,629
Value-added services fees		91,609	69,309
Other operating revenue		18,006	14,710
		356,959	295,358
Operating expenses			
Leased lines		2,330	2,451
Interconnection		21,500	18,783
Depreciation		67,354	64,574
Personnel	4	18,277	16,853
Other operating expenses	5	123,430	100,772
		232,891	203,433
Profit from operations		124,068	91,925
Other net income	6	2,323	2,872
Non-operating net income	7	657	285
Interest income		4,015	2,604
Finance costs	8	(1,825)	(1,510)
Profit before taxation		129,238	96,176
Taxation	11(a)	(42,059)	(30,062)
Profit for the year		87,179	66,114
Attributable to:			
Equity shareholders of the Company		87,062	66,026
Minority interests		117	88
Profit for the year		87,179	66,114
Dividends paid/payable to equity shareholders of the Company attributable to the year:			
Ordinary interim dividend declared and paid during the year	13(a)	16,178	12,612
Special interim dividend declared and paid during the year	13(a)	1,643	1,831
Ordinary final dividend proposed after the balance sheet date	13(a)	21,762	15,327
Special final dividend proposed after the balance sheet date	13(a)	300	1,386
		39,883	31,156
Earnings per share			
Basic	14(a)	RMB4.35	RMB3.32
Diluted	14(b)	RMB4.28	RMB3.29

The notes on pages 73 to 129 form part of these financial statements.

Consolidated Balance Sheet

at 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	15(a)	**257,170**	218,274
Construction in progress	16	**47,420**	52,436
Land lease prepayments		**8,383**	7,675
Goodwill	17	**36,894**	36,894
Other intangible assets	18	**469**	700
Interest in associates	20	**–**	–
Deferred tax assets	21	**5,445**	7,113
Other financial assets	22	**77**	77
		355,858	323,169
Current assets			
Inventories	23	**3,295**	3,007
Accounts receivable, net	24	**6,985**	7,153
Other receivables	25	**2,929**	2,500
Prepayments and other current assets	25	**5,680**	4,613
Amount due from ultimate holding company	26	**78**	305
Tax recoverable	11(c)	**124**	468
Deposits with banks		**109,685**	82,294
Cash and cash equivalents	27	**78,859**	71,167
		207,635	171,507
Current liabilities			
Accounts payable	28	**63,927**	57,240
Bills payable		**1,853**	2,212
Deferred revenue	29	**23,762**	21,823
Accrued expenses and other payables	31	**50,860**	46,130
Amount due to ultimate holding company	26	**26**	129
Amount due to immediate holding company	26	**196**	186
Interest-bearing borrowings	30(a)	**–**	2,996
Obligations under finance leases	32	**68**	68
Current taxation	11(c)	**14,261**	9,823
		154,953	140,607
Net current assets		**52,682**	30,900
Total assets less current liabilities		**408,540**	354,069
Non-current liabilities			
Interest-bearing borrowings	30(a)	**(33,582)**	(33,574)
Deferred revenue, excluding current portion	29	**(597)**	(930)
Deferred tax liabilities	21	**(122)**	(192)
		(34,301)	(34,696)
NET ASSETS		**374,239**	319,373

Consolidated Balance Sheet (Continued)

at 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
CAPITAL AND RESERVES	35(a)		
Share capital		**2,136**	2,130
Reserves		**371,615**	316,872
Total equity attributable to equity shareholders of the Company		**373,751**	319,002
Minority interests		**488**	371
TOTAL EQUITY		**374,239**	319,373

Approved and authorized for issue by the board of directors on 19 March 2008.

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 73 to 129 form part of these financial statements.

Balance Sheet

at 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	15(b)	4	5
Investments in subsidiaries	19	476,568	475,784
		476,572	475,789
Current assets			
Amounts due from subsidiaries	19	23,215	10,675
Other receivables		69	76
Cash and cash equivalents	27	6,893	5,010
		30,177	15,761
Current liabilities			
Accrued expenses and other payables		17	20
Amount due to immediate holding company	26	196	186
Amount due to a subsidiary		–	2,996
		213	3,202
Net current assets		29,964	12,559
Total assets less current liabilities		506,536	488,348
Non-current liabilities			
Amount due to a subsidiary	19	(9,949)	(9,941)
Interest-bearing borrowings	30(b)	(23,633)	(23,633)
		(33,582)	(33,574)
NET ASSETS		472,954	454,774
CAPITAL AND RESERVES	35(b)		
Share capital		2,136	2,130
Reserves		470,818	452,644
TOTAL EQUITY		472,954	454,774

Approved and authorized for issue by the board of directors on 19 March 2008.

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 73 to 129 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2007 RMB million	2006 RMB million	2006 RMB million
Total equity at 1 January			319,373		273,107
Net expenses recognized directly in equity					
Exchange difference on translation of financial statements of overseas entities	35(a)		**(645)**		(43)
Net profit for the year	35(a)		**87,179**		66,114
Total recognized income and expenses for the year			**86,534**		66,071
Attributable to:					
Equity shareholders of the Company		**86,417**		65,983	
Minority interests		**117**		88	
		86,534		66,071	
Dividends declared or approved during the year	35(a)		**(34,088)**		(26,162)
Movements in equity arising from capital transactions:					
Shares issued under share option scheme	35(a)	**6**		14	
Share premium arising on issuance of shares	35(a)	**1,608**		4,079	
Equity settled share-based transactions	35(a)	**806**		2,264	
			2,420		6,357
Total equity at 31 December			**374,239**		319,373

The notes on pages 73 to 129 form part of the financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating activities			
Profit before taxation		129,238	96,176
Adjustments for:			
— Depreciation of property, plant and equipment	15	67,354	64,574
— Amortization of other intangible assets	5	258	203
— Amortization of land lease prepayments		322	176
— (Gain)/loss on disposal of property, plant and equipment	5	(11)	46
— Write-off of property, plant and equipment	5	2,788	2,857
— Impairment loss for doubtful accounts	5	3,872	3,852
— Interest income		(4,015)	(2,604)
— Finance costs	8	1,825	1,510
— Dividend income from unlisted securities	7	(31)	(39)
— Equity-settled share-based payment expenses	4	806	2,264
— Unrealized exchange loss, net	7	22	212
Operating profit before changes in working capital		202,428	169,227
Increase in inventories		(288)	(626)
Increase in accounts receivable		(3,679)	(4,310)
Increase in other receivables		(320)	(313)
Increase in prepayments and other current assets		(1,067)	(1,030)
Decrease/(increase) in amount due from ultimate holding company		227	(242)
Increase in accounts payable		796	6,556
Decrease in bills payable		(46)	(3)
Increase in deferred revenue		1,606	4,455
Increase in accrued expenses and other payables		4,730	6,033
Decrease in amount due to ultimate holding company		(103)	(140)
Cash generated from operations		204,284	179,607
Tax paid			
— Hong Kong profits tax paid		(12)	(21)
— PRC enterprise income tax paid		(35,660)	(30,240)
Net cash generated from operating activities carried forward		168,612	149,346

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2007
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Net cash generated from operating activities brought forward		**168,612**	149,346
Investing activities			
Payment for acquisition of a subsidiary (net of cash and cash equivalents acquired)		–	(3,410)
Capital expenditure		**(98,523)**	(76,969)
Land lease prepayments		**(1,028)**	(597)
Payment for purchase of other intangible assets		**(28)**	(45)
Proceeds from disposal of property, plant and equipment		**20**	80
Increase in deposits with banks		**(27,391)**	(40,369)
Interest received		**3,880**	2,430
Dividends received from unlisted securities	7	**31**	39
Net cash used in investing activities		**(123,039)**	(118,841)
Financing activities			
Proceeds from issue of shares under share option scheme	35(c)(ii)	**1,614**	4,093
Redemption of bonds	30(c)(ii)	**(3,000)**	–
Repayments of bank and other loans		–	(104)
Interest paid		**(1,802)**	(1,414)
Dividends paid	13	**(34,088)**	(26,162)
Net cash used in financing activities		**(37,276)**	(23,587)
Net increase in cash and cash equivalents		**8,297**	6,918
Cash and cash equivalents at beginning of year		**71,167**	64,461
Effect of changes in foreign exchange rate		**(605)**	(212)
Cash and cash equivalents at end of year	27	**78,859**	71,167

Notes to the consolidated cash flow statement

Significant non-cash transactions

The Group incurred payables of RMB39,006,000,000 (2006: RMB36,851,000,000) and RMB1,830,000,000 (2006: RMB2,143,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2007.

The notes on pages 73 to 129 form part of these financial statements.

1 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("listing rules"). A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs in all material respects since 1 January 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. For this purpose the date of the Group's transition to IFRSs was determined to be 1 January 2006, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group's accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of transition to IFRSs or in respect of the year ended 31 December 2006. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well including for the first time a statement of compliance with IFRSs, without adjustment to the Group's and the Company's financial position, the Group's financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and estimates made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements are discussed in note 42.

1 Significant accounting policies (Continued)

(c) Subsidiaries and minority interests

Subsidiaries are entities controled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceed its interest in the associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

1 Significant accounting policies (Continued)

(e) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(j)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in the income statement.

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f) Other intangible assets

The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i) Brand name
The Group's brand name is stated at cost less any impairment losses (see note 1(j)) on an individual basis.

(ii) Customer base, license and others
The Group's customer base, license and others are stated at cost less any impairment losses (see note 1(j)) and are amortized using straight-line basis over the estimated useful lives from 2 to 15 years.

(g) Other investments in equity securities

The Group's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

1 Significant accounting policies (Continued)

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 – 35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 – 10 years
Office equipment, furniture and fixtures and others	4 – 18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

During the year, the Group reviewed the estimated useful lives of all property, plant and equipment and changed the estimated useful lives of switching center equipment (excluding the soft switching center equipment) from 7 years to 5 years. The effect of such change in accounting estimate is set out in note 15.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1 Significant accounting policies (Continued)

(i) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the income statement in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries and associates) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the group about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

1 Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and other receivables (Continued)

If any such evidence exists, impairment loss is determined and recognized as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries and associates;

— goodwill; and

— other intangible assets.

1 Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Recognition of impairment losses

An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(iii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

(iii) Interim financial reporting and impairment

Under the Hong Kong Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

1 Significant accounting policies (Continued)

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference is capitalized to construction in progress during the years presented.

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful accounts (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for doubtful accounts (see note 1(j)).

(n) Deferred revenue

Deferred revenue consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment.

Revenue from prepaid service fees is recognized when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in the income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

1 Significant accounting policies (Continued)

(r) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i) usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii) monthly fees are recognized as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv) interest income is recognized as it accrues using the effective interest method; and

(v) sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net off cost of goods sold, is included in other net income due to its insignificance.

(s) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

1 Significant accounting policies (Continued)

(s) Income tax (Continued)

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) **Short term employee benefits and contributions to defined contribution retirement plans**
Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in the income statement as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local governmental authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to the income statement when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

1 Significant accounting policies (Continued)

(u) Employee benefits (Continued)

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest. Otherwise, the fair value of options is recognized in the period in which the options are granted.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). Share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries in the Company's balance sheet which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(w) Translation of foreign currencies

The functional currency of the Company and its subsidiary incorporated outside the PRC is Hong Kong dollar ("HK$"). The Group adopted Renminbi ("RMB") as its presentation currency in the preparation of these annual financial statements which is the currency of the primary economic environment in which most of the Group's entities operated.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the income statement. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

1 Significant accounting policies (Continued)

(w) Translation of foreign currencies (Continued)

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are included in a separate component of equity. On disposal of an overseas entity, the cumulative amount of the exchange differences recognized under equity relating to that particular foreign operation is included in the calculation of the profit or loss on disposal.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

(x) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group's operating activities are carried out in Mainland China and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group's mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

2 Changes in accounting policies

The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing 1 January 2007 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies applied in these financial statements compared to those applied in the Group's financial statements for the year ended 31 December 2006. However, as a result of the adoption of IFRS/HKFRS 7, Financial instruments: Disclosures and the amendments to IAS/HKAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures which are explained as follows.

As a result of the adoption of IFRS/HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS/HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 38.

The amendment to IAS/HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 35.

Both IFRS/HKFRS 7 and the amendments to IAS/HKAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 43).

3 Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region ("Hong Kong"). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group's mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the services rendered in the PRC. No business tax is charged on the revenue generated from the Group's mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services ("SMS") and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

4 Personnel

	2007 RMB million	2006 RMB million
Salaries, wages and other benefits	15,963	13,440
Retirement costs: contributions to defined contribution retirement plans	1,508	1,149
Equity-settled share-based payment expenses	806	2,264
	18,277	16,853

5 Other operating expenses

	2007 RMB million	2006 RMB million
Selling and promotion	55,995	47,145
Maintenance	18,106	15,257
Impairment loss for doubtful accounts	3,872	3,852
Impairment loss of inventories	4	7
Amortization of other intangible assets*	258	203
Operating lease charges		
— land and buildings	4,283	3,259
— others (Note 1)	2,537	2,013
(Gain)/loss on disposal of property, plant and equipment	(11)	46
Write-off of property, plant and equipment	2,788	2,857
Auditors' remuneration		
— audit services (Note 2.1)	78	80
— tax services (Note 2.2)	–	–
— other services (Note 2.3)	5	35
Others (Note 3)	35,515	26,018
	123,430	100,772

Note 1: *Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.*

Note 2.1: *Audit services in 2007 include reporting on the Company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB18,500,000 (2006: RMB20,000,000).*

Note 2.2: *Tax services in 2007 include tax compliance service for the Group of RMB53,000 (2006: RMB52,000) and preparation and submission of response letter to Inland Revenue Department of RMB Nil (2006: RMB98,000).*

Note 2.3: *Other services in 2006 and 2007 include the SOX 404 advisory service and other advisory services.*

Note 3: *Others consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies and other miscellaneous expenses.*

* *Amortization of other intangible assets is included in other operating expenses in 2007. The prior year comparative figure has been reclassified to conform with current year's presentation.*

6 Other net income

Other net income represents the gross margin from sales of SIM cards and handsets.

	2007 RMB million	2006 RMB million
Sales of SIM cards and handsets	9,351	8,278
Cost of SIM cards and handsets	(7,028)	(5,406)
	2,323	2,872

7 Non-operating net income

	2007 RMB million	2006 RMB million
Exchange loss	(22)	(212)
Penalty income	235	182
Dividend income from unlisted securities	31	39
Others	413	276
	657	285

8 Finance costs

	2007 RMB million	2006 RMB million
Interest on bank loans and other borrowings repayable within five years	–	2
Interest on bank loans and other borrowings repayable after five years	1,279	946
Interest on bonds	546	562
	1,825	1,510

9 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollars)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Retirement scheme contributions HK$'000	Subtotal HK$'000	Fair value of share options[(i)] HK$'000	2007 Total HK$'000
Executive directors							
WANG Jianzhou	180	1,172	660	270	2,282	2,773	5,055
LI Yue	180	960	540	230	1,910	2,013	3,923
LU Xiangdong	180	960	540	230	1,910	2,013	3,923
XUE Taohai	180	960	540	232	1,912	2,013	3,925
HUANG Wenlin (appointed on 24 September 2007)	48	260	147	63	518	–	518
SHA Yuejia	180	960	540	222	1,902	1,933	3,835
LIU Aili	180	960	540	222	1,902	459	2,361
XIN Fanfei	180	960	540	217	1,897	–	1,897
XU Long	180	928	540	221	1,869	783	2,652
ZHANG Chenshuang (resigned on 9 July 2007)	94	497	280	246	1,117	1,154	2,271
Independent non-executive directors							
LO Ka Shui	505	–	–	–	505	936	1,441
WONG Kwong Shing, Frank	440	–	–	–	440	936	1,376
CHENG Mo Chi, Moses	440	–	–	–	440	936	1,376
Non-executive director							
Paul Michael DONOVAN	180	–	–	–	180	–	180
	3,147	8,617	4,867	2,153	18,784	15,949	34,733

9 Directors' remuneration (Continued)

(Expressed in Hong Kong dollars)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Performance related bonuses HK$'000	Retirement scheme contributions HK$'000	Subtotal HK$'000	Fair value of share options[I] HK$'000	2006 Total HK$'000
Executive directors							
WANG Jianzhou	180	1,172	660	255	2,267	7,161	9,428
LI Yue	180	960	540	217	1,897	5,241	7,138
LU Xiangdong	180	960	540	217	1,897	5,241	7,138
XUE Taohai	180	960	540	219	1,899	5,241	7,140
ZHANG Chenshuang	180	960	540	227	1,907	5,241	7,148
SHA Yuejia (appointed on 16 March 2006)	143	765	540	209	1,657	3,903	5,560
LIU Aili (appointed on 16 March 2006)	143	765	540	208	1,656	934	2,590
XIN Fanfei (appointed on 3 January 2006)	179	955	540	179	1,853	–	1,853
XU Long	180	920	400	132	1,632	2,050	3,682
LI Mofang (resigned on 16 March 2006)	37	195	–	91	323	1,171	1,494
HE Ning (resigned on 3 January 2006)	1	6	–	–	7	32	39
LI Gang (resigned on 3 January 2006)	1	–	–	–	1	12	13
Independent non-executive directors							
LO Ka Shui	505	–	–	–	505	2,428	2,933
WONG Kwong Shing, Frank	440	–	–	–	440	2,428	2,868
CHENG Mo Chi, Moses	440	–	–	–	440	2,428	2,868
Non-executive directors							
Paul Michael DONOVAN (appointed on 7 June 2006)	102	–	–	–	102	–	102
Julian Michael HORN-SMITH (resigned on 7 June 2006)	78	–	–	–	78	1,149	1,227
	3,149	8,618	4,840	1,954	18,561	44,660	63,221

Note I: This item represents the fair value of share options granted to certain directors under the Company's share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS/HKFRS 2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed under the paragraph "Share Option Schemes" in the directors' report and note 34.

10 Individuals with highest emoluments

For the years ended 31 December 2006 and 2007, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 Taxation

(a) Taxation in the consolidated income statement represents:

	2007 RMB million	2006 RMB million
Current tax		
Provision for Hong Kong profits tax on the estimated assessable profits for the year	72	3
Under-provision in respect of Hong Kong profits tax for prior year	–	9
Provision for PRC enterprise income tax on the estimated taxable profits for the year	40,473	31,070
Over-provision in respect of PRC enterprise income tax for prior years	(91)	(550)
	40,454	30,532
Deferred tax		
Origination and reversal of temporary differences (Note 21)	1,605	(470)
	42,059	30,062

(i) The provision for Hong Kong profits tax for 2007 is calculated at 17.5 per cent. (2006: 17.5 per cent.) of the estimated assessable profits for the year.

(ii) Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from 1 January 2008. According to the new tax law, the income tax rate applicable to the Company and certain of its subsidiaries which were taxed at 33 per cent. is reduced to the unified rate of 25 per cent. from 1 January 2008. According to a further notice issued by the State Council on 26 December 2007, for entities operating in special economic zones which were previously taxed at preferential rate of 15 per cent., the applicable tax rate will be increased to 18 per cent., 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. For entities which were previously taxed at preferential rate of 24 per cent., the applicable tax rate will be increased to 25 per cent. from 1 January 2008. Accordingly, the deferred tax of the Group is recognized based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled.

11 Taxation (Continued)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2007 RMB million	2006 RMB million
Profit before taxation	**129,238**	96,176
Notional tax on profit before tax, calculated at statutory tax rates	**42,649**	31,738
Tax effect of non-taxable item		
— Interest income	**(64)**	(34)
Tax effect of non-deductible expenses on PRC operations	**816**	1,068
Tax effect of non-deductible expenses on Hong Kong operations	**254**	236
Rate differential on PRC operations	**(2,315)**	(1,744)
Rate differential on Hong Kong operations	**157**	175
Effect of change of tax rate	**1,513**	(56)
Over-provision for PRC operations in prior years	**(91)**	(550)
Under-provision for Hong Kong operations in prior year	**–**	9
Amortization of tax credit on purchase of domestic telecommunications equipment*	**(788)**	(732)
Others	**(72)**	(48)
Taxation	**42,059**	30,062

* *Amortization of tax credit on purchase of domestic telecommunications equipment is included in income tax expense in 2007 (2006: Included in non-operating net income). The prior year comparative figure has been reclassified to conform with current year's presentation.*

(c) Current taxation in the consolidated balance sheet represents:

	The Group	
	2007 RMB million	2006 RMB million
Provision for PRC enterprise income tax for the year	**40,382**	31,070
Provision for Hong Kong profits tax for the year	**72**	3
Balance of PRC enterprise income tax recoverable relating to prior year	**(459)**	(237)
Balance of Hong Kong enterprise income tax recoverable relating to prior year	**(9)**	–
PRC enterprise income tax paid	**(25,837)**	(21,469)
Hong Kong profits tax paid	**(12)**	(12)
Balance at 31 December	**14,137**	9,355
Add: Tax recoverable	**124**	468
Tax payable	**14,261**	9,823

12 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB1,070,000,000 (2006: loss of RMB1,153,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2007 RMB million	2006 RMB million
Amount of consolidated profit attributable to equity shareholders dealt with in the Company's financial statements	(1,070)	(1,153)
Final dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	51,467	28,680
Company's profit for the year (Note 35(b))	50,397	27,527

13 Dividends

(a) Dividends attributable to the year:

	2007 RMB million	2006 RMB million
Ordinary interim dividend declared and paid of HK$0.837 (equivalent to approximately RMB0.816) (2006: HK$0.62 (equivalent to approximately RMB0.64)) per share	16,178	12,612
Special interim dividend declared and paid of HK$0.085 (equivalent to approximately RMB0.083) (2006: HK$0.09 (equivalent to approximately RMB0.09)) per share	1,643	1,831
Ordinary final dividend proposed after the balance sheet date of HK$1.160 (equivalent to approximately RMB1.086) (2006: HK$0.763 (equivalent to approximately RMB0.767)) per share	21,762	15,327
Special final dividend proposed after the balance sheet date of HK$0.016 (equivalent to approximately RMB0.015) (2006: HK$0.069 (equivalent to approximately RMB0.069)) per share	300	1,386
	39,883	31,156

The proposed ordinary and special final dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB0.93638, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 December 2007. As the ordinary and special final dividends are declared after the balance sheet date, such dividends are not recognized as liabilities as at 31 December 2007.

13 Dividends (Continued)

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2007 RMB million	2006 RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.763 (equivalent to approximately RMB0.767) (2006: HK$0.57 (equivalent to approximately RMB0.59)) per share	**14,918**	11,719
Special final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.069 (equivalent to approximately RMB0.069) (2006: Nil) per share	**1,349**	–
	16,267	11,719

14 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of 20,005,123,269 shares (2006: 19,892,968,234 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2007 Number of shares	2006 Number of shares
Issued shares at 1 January	**19,967,815,140**	19,835,160,399
Effect of share options exercised	**37,308,129**	57,807,835
Weighted average number of shares at 31 December	**20,005,123,269**	19,892,968,234

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of shares 20,339,428,112 (2006: 20,078,548,959 shares), calculated as follows:

Weighted average number of shares (diluted)

	2007 Number of shares	2006 Number of shares
Weighted average number of shares at 31 December	**20,005,123,269**	19,892,968,234
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**334,304,843**	185,580,725
Weighted average number of shares (diluted) at 31 December	**20,339,428,112**	20,078,548,959

15 Property, plant and equipment, net

(a) The Group

	Buildings RMB million	Telecommunications transceivers, switching centers, transmission and other network RMB million	Office equipment, furniture and fixtures equipment and others RMB million	Total RMB million
Cost:				
At 1 January 2006	37,486	311,859	14,780	364,125
Acquired on acquisition of a subsidiary	14	2,272	77	2,363
Additions	407	1,508	1,024	2,939
Transferred from construction in progress	6,147	58,530	597	65,274
Disposals	(33)	(1,884)	(158)	(2,075)
Assets written-off	(524)	(19,683)	(1,143)	(21,350)
Exchange differences	(1)	(79)	(2)	(82)
At 31 December 2006	43,496	352,523	15,175	411,194
At 1 January 2007	**43,496**	**352,523**	**15,175**	**411,194**
Additions	**480**	**2,077**	**1,234**	**3,791**
Transferred from construction in progress	**7,134**	**95,458**	**2,731**	**105,323**
Disposals	**(6)**	**(14)**	**(21)**	**(41)**
Assets written-off	**(61)**	**(17,386)**	**(995)**	**(18,442)**
Exchange differences	**(2)**	**(161)**	**(5)**	**(168)**
At 31 December 2007	**51,041**	**432,497**	**18,119**	**501,657**
Accumulated Depreciation:				
At 1 January 2006	5,459	134,107	8,054	147,620
Additions from acquisition of a subsidiary	3	1,147	67	1,217
Charge for the year	2,298	61,780	496	64,574
Written back on disposals	(6)	(1,801)	(142)	(1,949)
Assets written-off	(457)	(17,120)	(916)	(18,493)
Exchange differences	–	(47)	(2)	(49)
At 31 December 2006	7,297	178,066	7,557	192,920
At 1 January 2007	**7,297**	**178,066**	**7,557**	**192,920**
Charge for the year	**2,232**	**62,645**	**2,477**	**67,354**
Written back on disposals	**(1)**	**(12)**	**(19)**	**(32)**
Assets written-off	**(40)**	**(14,851)**	**(763)**	**(15,654)**
Exchange differences	**(1)**	**(96)**	**(4)**	**(101)**
At 31 December 2007	**9,487**	**225,752**	**9,248**	**244,487**
Net book value:				
At 31 December 2007	**41,554**	**206,745**	**8,871**	**257,170**
At 31 December 2006	36,199	174,457	7,618	218,274

15 Property, plant and equipment, net (Continued)

(a) The Group (Continued)

In order to cope with the increasing business demand, the Group commenced full scale investment in soft switching center equipment in 2007, which enables the Group to have better network management, giving rise to the early retirement of the existing switching center equipment, and thus retire the existing switching center equipment (excluding soft switching center equipment) earlier than had previously been anticipated and thereby triggering the change in useful life. The Group changed the estimated useful lives of existing switching center equipment from seven years to five years.

The change in accounting estimate is accounted for prospectively from 1 January 2007. Effect of change in useful lives is estimated to have increased depreciation by approximately RMB6,516,000,000 and RMB5,276,000,000 for year ended 31 December 2007 and for the assets' revised remaining useful life, respectively. As the effect of such change of depreciable lives represents a timing difference, the change of estimated useful lives does not have any effect on the total depreciation expenses of those assets during their assets' lives.

(b) The Company

	Office equipment, furniture and fixtures and others RMB million
Cost:	
At 1 January 2006	10
Additions	3
At 31 December 2006	13
At 1 January 2007	13
Additions	–
At 31 December 2007	13
Accumulated depreciation:	
At 1 January 2006	7
Charge for the year	1
At 31 December 2006	8
At 1 January 2007	8
Charge for the year	1
At 31 December 2007	9
Net book value:	
At 31 December 2007	4
At 31 December 2006	5

15 Property, plant and equipment, net (Continued)

(c) The analysis of net book value of buildings is as follows:

	The Group	
	2007 RMB million	2006 RMB million
Hong Kong		
Long-term leases	3	2
Medium-term leases	16	9
	19	11
Mainland China		
Long-term leases	3,002	2,723
Medium-term leases	37,302	33,190
Short-term leases	1,231	275
	41,535	36,188
	41,554	36,199

16 Construction in progress

	The Group	
	2007 RMB million	2006 RMB million
Balance at 1 January	52,436	34,201
Acquired on acquisition of a subsidiary	–	9
Additions	100,311	83,500
Transferred to property, plant and equipment	(105,323)	(65,274)
Exchange differences	(4)	–
Balance at 31 December	47,420	52,436

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at 31 December 2007.

17 Goodwill

	The Group	
	2007 RMB million	2006 RMB million
Cost and carrying amount:		
At 1 January	**36,894**	35,300
Addition arising from acquisition of a subsidiary	**–**	1,594
At 31 December	**36,894**	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of assets, cash-generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with IAS/HKAS 14 Segment Reporting.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group's detailed planning is used to project cash flows for the subsidiaries (cash generating units) to which the goodwill relates for the five years ending 31 December 2012 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. for the operation in Hong Kong and 1 per cent. for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting with pre-tax interest rates of approximately 11 per cent..

18 Other intangible assets

	The Group			
	Brand name RMB million	Customer base RMB million	License and others RMB million	Total RMB million
Cost:				
At 1 January 2006	–	–	–	–
Acquired on acquisition of a subsidiary	184	516	340	1,040
Additions	–	–	45	45
Exchange differences	–	–	(7)	(7)
At 31 December 2006	184	516	378	1,078
At 1 January 2007	184	516	378	1,078
Additions	–	–	31	31
Exchange differences	–	–	(17)	(17)
At 31 December 2007	184	516	392	1,092
Accumulated amortization:				
At 1 January 2006	–	–	–	–
Acquired on acquisition of a subsidiary	–	–	181	181
Amortization for the year	–	170	33	203
Exchange differences	–	–	(6)	(6)
At 31 December 2006	–	170	208	378
At 1 January 2007	–	170	208	378
Amortization for the year	–	173	85	258
Exchange differences	–	–	(13)	(13)
At 31 December 2007	–	343	280	623
Net book value:				
At 31 December 2007	184	173	112	469
At 31 December 2006	184	346	170	700

Impairment test for other intangible asset with indefinite useful life

The useful life of the brand name is assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of the market and competitive trends, product life cycles, brand extension opportunities and management's long-term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group's detailed planning is used to project cash flows for the subsidiary (cash-generating unit) to which the intangible asset relates for the five years ending 31 December 2012 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 11 per cent..

19 Investments in subsidiaries

	The Company	
	2007 RMB million	2006 RMB million
Unlisted equity, at cost	**471,810**	471,810
Equity share-based payment in subsidiaries	**4,758**	3,974
	476,568	475,784

In accordance with IFRS/HKFRS 2 Share-based payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,758,000,000 (2006: RMB3,974,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to a subsidiary under non-current liabilities represents amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds, which are unsecured, interest bearing and repayable after more than one year (see note 30(c)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest: Held by the Company	Proportion of ownership interest: Held by a subsidiary	Principal activity/ies
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	–	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	100%	–	Mobile telecommunications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	–	100%	Mobile telecommunications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	–	100%	Mobile telecommunications operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	–	100%	Mobile telecommunications operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity/ies
China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Anhui Co., Ltd.*	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity/ies
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	–	100%	Mobile telecommunications operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity/ies
Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	–	100%	Mobile telecom-munications operator
Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	–	100%	Mobile telecom-munications operator
Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	–	100%	Mobile telecom-munications operator
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	–	100%	Mobile telecom-munications operator
Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	–	100%	Mobile telecom-munications operator
Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	–	100%	Mobile telecom-munications operator
Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	–	100%	Mobile telecom-munications operator
Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	–	100%	Mobile telecom-munications operator

(Expressed in Renminbi unless otherwise indicated)

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity/ies
Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	–	100%	Mobile telecommunications operator
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Design Institute Co., Ltd.* ("Jingyi Design Institute")	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd *	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance

19 Investments in subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity/ies
Fujian FUNO Mobile Communication Technology Company Limited	PRC	US$3,800,000	–	51%	Network planning and optimizing construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Peoples Telephone Limited	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services

* *Companies registered as wholly-foreign owned enterprises in the PRC.*

\# *Effective interest held by the Group is 66.41%.*

20 Interest in associates

	The Group 2007 RMB million	2006 RMB million
Share of net assets	–	–

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Owing to the lack of recent audited financial statements of the associates, the Group's share of the associates' net assets are based on latest management accounts which showed net liabilities as at 31 December 2006 and 2007. The Group has made full impairment loss on the cost of investment in the associates in 2006 and 2007.

21 Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2007

	At 1 January 2007 RMB million	Effect on change of tax rates RMB million	Credited/ (charged) to consolidated income statement RMB million	Exchange differences RMB million	At 31 December 2007 RMB million
Deferred tax assets arising from:					
Provision for obsolete inventories	8	(1)	(1)	–	6
Write-off of certain network equipment and related assets	2,770	(284)	(747)	–	1,739
Provision for certain operating expenses	3,165	(307)	(110)	–	2,748
Impairment loss for doubtful accounts	1,170	(99)	(119)	–	952
	7,113	(691)	(977)	–	5,445
Deferred tax liabilities arising from:					
Capitalized interest	(80)	8	36	–	(36)
Depreciation allowance in excess of related depreciation	(112)	–	19	7	(86)
	(192)	8	55	7	(122)
Total	6,921	(683)	(922)	7	5,323

21 Deferred tax assets and liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2006

	At 1 January 2006 RMB million	Acquired on acquisition of a subsidiary RMB million	Credited/ (charged) to consolidated income statement RMB million	Exchange differences RMB million	At 31 December 2006 RMB million
Deferred tax assets arising from:					
Provision for obsolete inventories	9	–	(1)	–	8
Write-off of certain network equipment and related assets	3,965	–	(1,195)	–	2,770
Provision for certain operating expenses	1,680	–	1,485	–	3,165
Impairment loss for doubtful accounts	971	–	199	–	1,170
	6,625	–	488	–	7,113
Deferred tax liabilities arising from:					
Capitalized interest	(97)	–	17	–	(80)
Depreciation allowance in excess of related depreciation	–	(80)	(35)	3	(112)
	(97)	(80)	(18)	3	(192)
Total	6,528	(80)	470	3	6,921

	The Group	
	2007 RMB million	2006 RMB million
Net deferred tax assets recognized in the consolidated balance sheet	**5,445**	7,113
Net deferred tax liabilities recognized in the consolidated balance sheet	**(122)**	(192)
Balance at 31 December	**5,323**	6,921

22 Other financial assets

	The Group	
	2007 RMB million	2006 RMB million
Available-for-sale equity security:		
— Unlisted equity security in the PRC	77	77

23 Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

24 Accounts receivable, net

(a) Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	The Group	
	2007 RMB million	2006 RMB million
Within 30 days	4,986	5,447
31–60 days	1,058	911
61–90 days	713	581
Over 90 days	228	214
	6,985	7,153

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

24 Accounts receivable, net (Continued)

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses for doubtful accounts:

	The Group	
	2007 RMB million	2006 RMB million
Balance at 1 January	3,930	3,465
Acquired on acquisition of a subsidiary	–	26
Impairment loss for doubtful accounts	3,847	3,851
Accounts receivable written off	(3,803)	(3,412)
Balance at 31 December	3,974	3,930

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	2007 RMB million	2006 RMB million
Neither past due nor impaired	6,386	6,634
Less than 1 month past due	599	519
	6,985	7,153

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

25 Other receivables, prepayments and other current assets

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

26 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 30), which is expected to be settled within one year.

27 Cash and cash equivalents

	The Group		The Company	
	2007 **RMB million**	2006 RMB million	**2007** **RMB million**	2006 RMB million
Deposits with banks within three months of maturity	**8,359**	9,703	**6,775**	4,988
Cash at banks and in hand	**70,500**	61,464	**118**	22
	78,859	71,167	**6,893**	5,010

28 Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at 31 December is as follows:

	The Group	
	2007 **RMB million**	2006 RMB million
Amounts payables in the next:		
1 month or on demand	**45,119**	41,026
2–3 months	**6,048**	5,629
4–6 months	**5,165**	4,067
7–9 months	**3,091**	2,086
10–12 months	**4,504**	4,432
	63,927	57,240

All of the accounts payable are expected to be settled within one year or are repayable on demand.

29 Deferred revenue

Deferred revenue primarily includes prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment. Prepaid service fees are recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

	The Group	
	2007 RMB million	2006 RMB million
Balance at 1 January	**22,753**	18,299
Additions during the year	**154,714**	130,477
Recognized in the income statement	**(153,102)**	(126,023)
Exchange differences	**(6)**	–
Balance at 31 December	**24,359**	22,753
Less: Current portion	**(23,762)**	(21,823)
Non-current portion	**597**	930

30 Interest-bearing borrowings

(a) The Group

		2007			2006		
	Note	**Current liabilities RMB million**	**Non-current liabilities RMB million**	**Total RMB million**	Current liabilities RMB million	Non-current liabilities RMB million	Total RMB million
Bonds	(c)	**–**	**9,949**	**9,949**	2,996	9,941	12,937
Deferred consideration payable	(d)	**–**	**23,633**	**23,633**	–	23,633	23,633
		–	**33,582**	**33,582**	2,996	33,574	36,570

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

30 Interest-bearing borrowings (Continued)

(b) The Company

	Note	2007 Current liabilities RMB million	2007 Non-current liabilities RMB million	2007 Total RMB million	2006 Current liabilities RMB million	2006 Non-current liabilities RMB million	2006 Total RMB million
Deferred consideration payable	(d)	–	23,633	23,633	–	23,633	23,633

(c) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011.

(ii) On 28 October 2002, Guangdong Mobile issued five-year guaranteed bonds (the "Five-year Bonds") and fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB3,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5 per cent. per annum and 4.5 per cent. per annum respectively and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on 28 October 2007 and 28 October 2017 and the interest will be accrued up to 27 October 2007 and 27 October 2017 respectively. Bonds amounting to RMB3,000,000,000 were fully redeemed on 28 October 2007.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile Communications Corporation ("CMCC"), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(d) Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2007: 5.408 to 5.418 per cent. per annum; for the year ended 31 December 2006: 2.595 to 5.418 per cent. per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

31 Accrued expenses and other payables

	The Group	
	2007 RMB million	2006 RMB million
Receipts-in-advance	29,386	27,147
Other payables	11,020	8,071
Accrued salaries, wages and benefits	2,995	2,643
Accrued expense	7,459	8,269
	50,860	46,130

32 Obligations under finance leases

As at 31 December 2007, the Group had obligations under finance leases repayable as follows:

	The Group					
	2007			2006		
	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total Minimum lease payments RMB million
Within 1 year	68	3	71	68	3	71

33 Employee retirement benefits

(a) As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

(Expressed in Renminbi unless otherwise indicated)

34 Equity settled share-based transactions

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and the current share option scheme (the "Current Scheme") was adopted.

Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

(Expressed in Renminbi unless otherwise indicated)

34 Equity settled share-based transactions (Continued)

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

(a) **The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:**

	Number of instruments 2007	2006	Vesting conditions	Contractual life of options
Options granted to directors				
— on 25 April 2000	–	1,000,000	50% two years from the date of grant, 50% five years from the date of grant	7 years
— on 22 June 2001	–	250	50% two years from the date of grant, 50% five years from the date of grant	6 years
— on 3 July 2002	**300,000**	370,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004*	**744,175**	908,200	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 21 December 2004	**475,000**	515,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005*	**5,685,500**	6,465,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

(Expressed in Renminbi unless otherwise incicated)

34 Equity settled share-based transactions (Continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (Continued)

	Number of instruments 2007	2006	Vesting conditions	Contractual life of options
Options granted to other employees				
— on 26 November 1999	–	1,000,000	50% on date of grant, 50% three years from the date of grant	8 years
— on 25 April 2000	–	4,858,500	50% two years from the date of grant, 50% five years from the date of grant	7 years
— on 22 June 2001	–	7,542,550	50% two years from the date of grant, 50% five years from the date of grant	6 years
— on 3 July 2002	**57,278,204**	71,864,350	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004	**123,658,660**	156,838,619	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005	**268,535,750**	275,800,490	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	**456,677,289**	527,163,459		

* *The number of shares involved in the options outstanding at the beginning of the year included 164,000 and 780,000 share options granted on 28 October 2004 and 8 November 2005 respectively to Mr Zhang Chenshuang, who resigned as an executive director of the Company on 9 July 2007.*

(Expressed in Renminbi unless otherwise indicated)

34 Equity settled share-based transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2007		2006	
	Weighted average exercise price HK$	Number of shares involved in the options	Weighted average exercise price HK$	Number of shares involved in the options
At 1 January	**29.66**	**527,163,459**	29.76	662,694,250
Exercised	**25.89**	**(64,090,450)**	30.11	(132,654,741)
Cancelled	**26.78**	**(584,970)**	32.36	(2,876,050)
Expired	**41.33**	**(5,810,750)**	–	–
At 31 December	**30.04**	**456,677,289**	29.66	527,163,459
Option vested at 31 December	**28.93**	**370,929,489**	30.54	200,201,609

The weighted average share price at the date of exercise for shares options exercised during the year was HK$94.04 (2006: HK$51.16).

The options outstanding at 31 December 2007 had exercise prices ranging from HK$22.75 to HK$34.87 (2006: HK$22.75 to HK$45.04) and a weighted average remaining contractual life of 7.2 years (2006: 7.9 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2006 and 2007.

(Expressed in Renminbi unless otherwise indicated)

35 Capital and reserves

(a) The Group

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
At 1 January 2006	2,116	379,240	(294,410)	72	–	53,395	132,411	272,824	283	273,107
Dividends approved in respect of previous year (Note 13(b))	–	–	–	–	–	–	(11,719)	(11,719)	–	(11,719)
Dividends declared in respect of the year (Note 13(a))	–	–	–	–	–	–	(14,443)	(14,443)	–	(14,443)
Shares issued under share option scheme (Note 35(c)(ii))	14	4,567	(488)	–	–	–	–	4,093	–	4,093
Equity settled share-based transactions	–	–	2,264	–	–	–	–	2,264	–	2,264
Profit for the year	–	–	–	–	–	–	66,026	66,026	88	66,114
Transfer to PRC statutory reserves	–	–	–	–	–	13,566	(13,566)	–	–	–
Exchange differences	–	–	–	–	(43)	–	–	(43)	–	(43)
At 31 December 2006	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373
At 1 January 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373
Dividends approved in respect of previous year (Note 13(b))	–	–	–	–	–	–	(16,267)	(16,267)	–	(16,267)
Dividends declared in respect of the year (Note 13(a))	–	–	–	–	–	–	(17,821)	(17,821)	–	(17,821)
Shares issued under share option scheme (Note 35(c)(ii))	6	1,936	(328)	–	–	–	–	1,614	–	1,614
Equity settled share-based transactions	–	–	806	–	–	–	–	806	–	806
Profit for the year	–	–	–	–	–	–	87,062	87,062	117	87,179
Transfer to PRC statutory reserves	–	–	–	–	–	17,879	(17,879)	–	–	–
Exchange differences	–	–	–	–	(645)	–	–	(645)	–	(645)
At 31 December 2007	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

35 Capital and reserves (Continued)

(b) The Company

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	Retained profits RMB million	Total RMB million
At 1 January 2006	2,116	379,240	1,255	72	–	64,369	447,052
Dividends approved in respect of previous year (Note 13(b))	–	–	–	–	–	(11,719)	(11,719)
Dividends declared in respect of the year (Note 13(a))	–	–	–	–	–	(14,443)	(14,443)
Shares issued under share option scheme (Note 35(c)(ii))	14	4,567	(488)	–	–	–	4,093
Equity settled share-based transactions	–	–	2,264	–	–	–	2,264
Profit for the year	–	–	–	–	–	27,527	27,527
At 31 December 2006	2,130	383,807	3,031	72	–	65,734	454,774
At 1 January 2007	2,130	383,807	3,031	72	–	65,734	454,774
Dividends approved in respect of previous year (Note 13(b))	–	–	–	–	–	(16,267)	(16,267)
Dividends declared in respect of the year (Note 13(a))	–	–	–	–	–	(17,821)	(17,821)
Shares issued under share option scheme (Note 35(c)(ii))	6	1,936	(328)	–	–	–	1,614
Equity settled share-based transactions	–	–	806	–	–	–	806
Profit for the year	–	–	–	–	–	50,397	50,397
Exchange differences	–	–	–	–	(549)	–	(549)
At 31 December 2007	2,136	385,743	3,509	72	(549)	82,043	472,954

At 31 December 2007, the amount of distributable reserves of the Company amounted to RMB82,115,000,000 (2006: RMB65,806,000,000).

35 Capital and reserves (Continued)

(c) Share capital

(i) Authorized and issued share capital

	2007 HK$ million	2006 HK$ million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	**3,000**	3,000

Issued and fully paid:

	2007			2006		
	Number of shares	HK$ million	Equivalent RMB million	Number of shares	HK$ million	Equivalent RMB million
At 1 January	19,967,815,140	1,997	2,130	19,835,160,399	1,984	2,116
Shares issued under share option scheme (Note 34)	64,090,450	6	6	132,654,741	13	14
At 31 December	20,031,905,590	2,003	2,136	19,967,815,140	1,997	2,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2007, options were exercised to subscribe for 64,090,450 (2006: 132,654,741) ordinary shares in the Company at a consideration of HK$1,659,000,000 (equivalent to RMB1,614,000,000) (2006: HK$3,994,000,000 (equivalent to RMB4,093,000,000)) of which HK$6,000,000 (equivalent to RMB6,000,000) (2006: HK$13,000,000 (equivalent to RMB14,000,000)) was credited to share capital and the balance of HK$1,653,000,000 (equivalent to RMB1,608,000,000) (2006: HK$3,981,000,000 (equivalent to RMB4,079,000,000)) was credited to the share premium account. HK$315,000,000 (equivalent to RMB328,000,000) (2006: HK$464,000,000 (equivalent to RMB488,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

— The fair value of the actual or estimated number of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

— There was RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(Expressed in Renminbi unless otherwise indicated)

35 Capital and reserves (Continued)

(d) Nature and purpose of reserves (Continued)

(iii) PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund and statutory surplus reserve.

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years' losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries.

At 31 December 2007, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve were RMB39,794,000,000 (2006: RMB30,836,000,000), RMB45,019,000,000 (2006: RMB36,098,000,000), RMB27,000,000 (2006: RMB27,000,000) respectively.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders.

The Group actively and regularly reviews and manages its capital structure, applies financial gearings rationally, maintains a prudent debt policy and balances between the cost of capital and the financing risks in order to maintain a reasonable capital structure.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As of 31 December 2007, the Group's total debt-to-book capitalization ratio has decreased from 10.9 per cent. to 8.7 per cent. which is mainly due to the redemption of bonds of RMB3,000,000,000 on 28 October 2007.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36 Related party transactions

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the "CMCC Group"), for the year ended 31 December 2006 and 31 December 2007. The majority of these transactions also constitute continuing connected transactions under the Listing Rules. Further details of these transactions are disclosed under the paragraph "Connected Transactions" in the directors' report.

	Note	2007 RMB million	2006 RMB million
Property leasing and management services charges	(i)	940	804
Telecommunications services charges	(ii)	2,477	2,359
Interest paid/payable	(iii)	1,279	946

Notes:

(i) Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii) Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii) Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balances of purchase consideration for acquisition of subsidiaries.

(b) Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

37 Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 36), the Group, a state-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controled by the PRC government and governmental authorities and agencies (collectively referred to as "state-controled entities") in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the financial statements.

As part of the transactions with state-controled entities as mentioned above, the Group has material transactions with other state-controled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Information Industry of the PRC Government. Additionally, the Group has material transactions and balances with state-controled financial institutions.

Set out below are the principal transactions with state-controled telecommunications operators and state-controled financial institutions in the PRC:

(a) Principal transactions with state-controled telecommunications operators in the PRC:

	2007 RMB million	2006 RMB million
Interconnection revenue	11,201	8,510
Interconnection charges	18,786	16,416
Leased line charges	2,049	1,757

37 Transactions with other state-controled entities in the PRC (Continued)

(b) Principal balances with state-controled telecommunications operators in the PRC:

	2007 RMB million	2006 RMB million
Accounts receivable and other receivables	**629**	452
Accounts payable and other payables	**1,675**	1,846

(c) Principal transactions with state-controled financial institutions in the PRC:

	2007 RMB million	2006 RMB million
Interest income	**3,910**	2,584

(d) Principal balances with state-controled financial institutions in the PRC:

	2007 RMB million	2006 RMB million
Deposits with banks	**109,685**	82,294
Cash and cash equivalents	**75,438**	68,197

38 Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of those financial assets.

Substantially all the Group's cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controled financial institutions with good reputations.

The accounts receivable of the Group are primarily comprised of amounts receivable from subscribers. Accounts receivable from subscribers are spread among an extensive number of subscribers and the majority of the receivables from subscribers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24.

(b) Liquidity risk

According to the Group's overall capital arrangement, the Group redeemed Five-year Bonds of RMB3,000,000,000 issued by Guangdong Mobile (see notes 30(c)(ii)).

38 Financial instruments (Continued)

(b) Liquidity risk (Continued)

The financial position of the Group maintained at a stable level with low debt asset ratio, high interest coverage ratio, strong cash generating power and sufficient cash reserve.

The Group's policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The Company strictly monitors the financial activities of its subsidiaries. Unauthorized loans borrowing and guarantee activities are strictly prohibited by the Company in order to effectively monitor the financial risks of the Group.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earlier date the Group and the Company would be required to repay:

The Group

	2007					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	63,927	63,927	63,927	–	–	–
Bills payable	1,853	1,853	1,853	–	–	–
Accrued expenses and other payables	50,860	50,860	50,860	–	–	–
Interest-bearing borrowings						
— Deferred consideration payable	23,633	31,040	971	1,333	1,333	27,403
— Bonds	9,949	13,204	495	1,039	5,585	6,085
Obligations under finance leases	68	71	71	–	–	–
Current taxation	14,261	14,261	14,261	–	–	–
	164,551	175,216	132,438	2,372	6,918	33,488

The Company

	2007					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	17	17	17	–	–	–
Amount due to a subsidiary	9,949	13,204	495	1,039	5,585	6,085
Amount due to immediate holding company	196	196	196	–	–	–
Interest-bearing borrowings	23,633	31,040	971	1,333	1,333	27,403
	33,795	44,457	1,679	2,372	6,918	33,488

38 Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Group

	2006					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	57,240	57,240	57,240	–	–	–
Bills payable	2,212	2,212	2,212	–	–	–
Accrued expenses and other payables	46,130	46,130	46,130	–	–	–
Interest-bearing borrowings						
— Deferred consideration payable	23,633	38,539	1,279	2,558	2,558	32,144
— Bonds	12,937	16,594	3,552	931	5,801	6,310
Obligations under finance leases	68	71	71	–	–	–
Current taxation	9,823	9,823	9,823	–	–	–
	152,043	170,609	120,307	3,489	8,359	38,454

The Company

	2006					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	20	20	20	–	–	–
Amount due to a subsidiary	12,937	16,594	3,552	931	5,801	6,310
Amount due to immediate holding company	186	186	186	–	–	–
Interest-bearing borrowings	23,633	38,539	1,279	2,558	2,558	32,144
	36,776	55,339	5,037	3,489	8,359	38,454

(c) Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings variable rate and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 30.

38 Financial instruments (Continued)

(c) Interest rate risk (Continued)

The following table set out the interest rate profile of the Group's floating interest bearing borrowings at the balance sheet date.

	The Group				The Company			
	2007		2006		2007		2006	
	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	**4.43%**	**5,000**	4.00%	5,000	–	–	–	–
Deferred consideration for acquisition of subsidiaries in 2002	**5.42%**	**9,976**	4.21%	9,976	**5.42%**	**9,976**	4.21%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	**5.41%**	**13,657**	4.01%	13,657	**5.41%**	**13,657**	4.01%	13,657

As of 31 December 2007, if the base interest rate for the Peoples Bank of China increases by 1 per cent., the effective interest rate for bonds would increase by 1 per cent., and the profit for the year and total equity would decrease by RMB37,500,000 (2006: RMB34,000,000).

As of 31 December 2007, if the two-year US dollar LIBOR swap rate interest rate per annum decreased by 1 per cent., the effective interest rate for deferred consideration would decrease by 1 per cent., and the profit for the year and total equity would increase by RMB236,000,000 (2006: RMB236,000,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The assumption of increase of interest rate of Peoples Bank of China and decrease of two-year US dollar LIBOR swap rate represents management's estimation of a reasonably possible change over the period until the next interest rate re-pricing date.

As of 31 December 2007, total cash and bank balances of the Group amounted to RMB188,544,000,000 (2006: RMB153,461,000,000), the interest income for 2007 was RMB4,015,000,000 (2006: RMB2,604,000,000) and the average interest return rate was 2.35 per cent. (2006: 2.00 per cent.). Assuming the total cash and bank balances are stable in the coming year and return rate increases by 1 per cent., the profit for the year and total equity would approximately increase by RMB1,433,000,000 (2006: RMB1,061,000,000).

On the whole, interest rate risk of the Group is expected to be low due to the high volume cash and cash equivalent base and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 4.3 per cent. (2006: 3.8 per cent.) of the total cash and cash equivalent balance and major business operations of the Group were carried out in RMB, the Group does not expect any appreciation or depreciation of the RMB against foreign currency which might materially affect the Group's result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

38 Financial instruments (Continued)

(e) Fair values

The following financial assets and financial liabilities have their carrying amounts approximately equal to their fair values: accounts receivable, other receivables, prepayments and other current assets, deposits with banks, cash and cash equivalents, accounts payable, bills payable, accrued expenses and other payables and deferred consideration payable due to its nature or short maturity, except as follows:

	2007		2006	
	Carrying amount RMB million	Fair value RMB million	Carrying amount RMB million	Fair value RMB million
The Group				
Interest-bearing borrowings				
— bonds	**9,949**	**9,404**	12,937	13,218

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

39 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2007 not provided for in the financial statements were as follows:

	The Group		The Company	
	2007 RMB million	2006 RMB million	**2007 RMB million**	2006 RMB million
Commitments in respect of land and buildings				
— authorized and contracted for	**2,642**	1,119	–	–
— authorized but not contracted for	**10,346**	6,604	–	–
	12,988	7,723	–	–
Commitments in respect of telecommunications equipment				
— authorized and contracted for	**13,424**	9,361	–	–
— authorized but not contracted for	**71,817**	51,688	–	–
	85,241	61,049	–	–
Total commitments				
— authorized and contracted for	**16,066**	10,480	–	–
— authorized but not contracted for	**82,163**	58,292	–	–
	98,229	68,772	–	–

39 Commitments (Continued)

(b) Operating lease commitments

At 31 December 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group				The Company
	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million	Land and buildings, and others RMB million
At 31 December 2007:					
Within one year	3,099	1,045	665	4,809	12
After one year but within five years	6,313	1,253	495	8,061	5
After five years	2,191	350	63	2,604	–
	11,603	2,648	1,223	15,474	17
At 31 December 2006:					
Within one year	2,584	1,493	567	4,644	7
After one year but within five years	5,079	1,153	739	6,971	10
After five years	1,668	254	135	2,057	–
	9,331	2,900	1,441	13,672	17

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

40 Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary dividend and a special dividend. Further details are disclosed in note 13(a).

41 Ultimate holding company

The directors consider the ultimate holding company at 31 December 2007 to be China Mobile Communications Corporation, a company incorporated in the PRC.

42 Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 17, 18 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(Expressed in Renminbi unless otherwise indicated)

43 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended 31 December 2007

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position except for IFRIC/HK(IFRIC)-Int 13, Customer loyalty programmes, which addresses the accounting by companies that grant loyalty award credits (sometimes referred to as 'points') to customers who buy goods or services. It requires the award to be accounted for as a separate component of the sale transaction, with the fair value of the award being deferred until the obligation to provide free or discounted goods or services has been redeemed. IFRIC/HK(IFRIC)-Int 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is assessing the impact of this interpretation on the Group's result of operation and financial position.

In addition, IAS/HKAS 1 (revised), Presentation of financial statements, which is effective for annual periods beginning on or after 1 January 2009, may result in new or amended disclosures in the financial statements.

Financial Summary

(Expressed in Renminbi)

Results

	Note	2007 RMB million	2006 RMB million	2005 RMB million	2004 RMB million	2003 RMB million
Operating revenue						
Usage fees		**226,488**	189,710	156,710	128,534	111,027
Monthly fees		**20,856**	21,629	25,055	24,760	20,666
Value-added services fees		**91,609**	69,309	50,187	30,236	16,205
Other operating revenue		**18,006**	14,710	11,089	8,851	10,706
		356,959	295,358	243,041	192,381	158,604
Operating expenses						
Leased lines		**2,330**	2,451	3,224	3,861	4,914
Interconnection		**21,500**	18,783	15,309	12,072	12,868
Depreciation	2	**67,354**	64,574	56,368	44,186	36,488
Personnel	2	**18,277**	16,853	14,200	9,972	7,700
Other operating expenses	2	**123,430**	100,772	80,254	62,811	43,431
		232,891	203,433	169,355	132,902	105,401
Profit from operations	2	**124,068**	91,925	73,686	59,479	53,203
Amortization of goodwill		**–**	–	–	(1,930)	(1,850)
Other net income		**2,323**	2,872	3,284	3,167	2,464
Non-operating net income		**657**	285	499	548	246
Interest income		**4,015**	2,604	1,615	1,014	807
Finance costs		**(1,825)**	(1,510)	(1,346)	(1,679)	(2,099)
Profit before taxation		**129,238**	96,176	77,738	60,599	52,771
Taxation		**(42,059)**	(30,062)	(24,149)	(18,828)	(17,224)
Profit for the year		**87,179**	66,114	53,589	41,771	35,547
Equity shareholders of the Company		**87,062**	66,026	53,549	41,749	35,556
Minority interests		**117**	88	40	22	(9)
Profit for the year		**87,179**	66,114	53,589	41,771	35,547

(Expressed in Renminbi)

Assets and liabilities

	Note	2007 RMB million	2006 RMB million	2005 RMB million	2004 RMB million	2003 RMB million
Property, plant and equipment	2	**257,170**	218,274	216,505	212,459	167,177
Construction in progress	2	**47,420**	52,436	34,201	30,510	27,789
Land lease prepayments	2	**8,383**	7,675	7,243	6,333	5,008
Goodwill	2	**36,894**	36,894	35,300	35,300	34,373
Other intangible assets		**469**	700	–	–	–
Interest in associates		**–**	–	–	–	16
Deferred tax assets		**5,445**	7,113	6,625	4,068	3,263
Other financial assets		**77**	77	77	77	77
Deferred expenses		**–**	–	–	96	143
Net current assets/(liabilities)		**52,682**	30,900	11,122	(17,757)	(8,693)
Total assets less current liabilities		**408,540**	354,069	311,073	271,086	229,153
Interest-bearing borrowings		**(33,582)**	(33,574)	(36,545)	(36,633)	(29,383)
Deferred revenue, excluding current portion		**(597)**	(930)	(1,324)	(944)	(688)
Deferred tax liabilities		**(122)**	(192)	(97)	(105)	(97)
Net assets		374,239	319,373	273,107	233,404	198,985

Notes:

(1) The above tables summarize the results of the Group for the years ended 31 December 2003, 2004, 2005, 2006 and 2007, together with the Group's assets and liabilities as at 31 December 2003, 2004, 2005, 2006 and 2007.

The Group's results for the years ended 31 December 2003, 2004, 2005, 2006 and 2007 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Figures for 2003 to 2004 have been adjusted for these new and revised policies in accordance with the transitional provisions. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Average number of subscribers

The average number of subscribers is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Average Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Color ring

"Color Ring" is the business of replacing the normal answer ring tone heard by the calling party when making a call with a wide variety of colorful songs, melodies, sound effects or voice recordings.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability. GSM is the standard accepted in most of Europe, the Middle East, Africa, Australia and Asia (with the exception of, among others, Japan and South Korea).

Interconnection

The establishment of effective communication links between telecommunications networks so as to permit the subscribers of a telecommunications service operator to communicate with the subscribers of another telecommunications service operator or to utilize the telecommunications services provided by another telecommunications service operator.

MMS

Multimedia Messaging Service (MMS). MMS is capable of delivering messages combining animated color pictures, sounds, text and motion pictures. MMS is a mobile data service launched after SMS.

Fetion

Instant messaging business provided by the Group which enables subscribers to communicate instantly through various means including SMS to chat, date or for interactive entertainment.

Mobile music

A business which provides musical services to subscribers through mobile telecommunications networks. Currently it mainly consists of "Color Ring", "Ringtone Download" and "IVR for Mobile Music"

M-zone

A customer brand introduced by the Group that targets the critical youth market. Customer usage is encouraged and regular usage patterns for telecommunications services are cultivated through offerings of bundled voice and mobile data services, which enable users to follow trends in fashion, entertainment and leisure, and to more readily socialize with their peers.

Mobile paper

A business developed through cooperation between the Group and mainstream media which provides customers with updàted information (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS and WAP, etc.

Penetration rate

The total number of subscribers (including the estimated subscribers using the services of other operators) divided by the total population within a designated area.

Roaming

A service which allows a subscriber to use his or her handset while outside of his or her home location. Roaming requires an agreement between operators in order to permit subscribers to access the other operator's system.

北京2008年奥运会合作伙伴
Partner of the Beijing 2008 Olympic Games

60/F., The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobileltd.com

END